miax

January 10, 2025

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE: MIAX Sapphire, LLC ("Sapphire")
Amendment 2025-1 to Form 1 Application

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(a) is Amendment 2025-1 to the Form 1 Application of Sapphire, which includes the following changes:

Exhibit C – Updated officers of Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX PEARL, LLC and MIAX Emerald, LLC; updated ownership information, operating agreement and managers for ConvexityShares, LLC
Exhibit J – Updated officers

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

7 Roszel Road, Suite 1A
Princeton, New Jersey 08540

miaxglobal.com

Form 1 Page 1 Execution Page	**UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT**	Date filed (MM/DD/YY): 1/8/25	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MIAX Sapphire, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
   Telephone: 609-897-7300; Facsimile: 609-987-2210

25000010

5. Provide the name, title and telephone number of a contact employee:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   609-897-7315

6. Provide the name and address of counsel for the applicant:
   Barbara J. Comly, EVP, General Counsel & Corporate Secretary
   MIAX Sapphire, LLC
   7 Roszel Road, Suite 1A
   Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership
   ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 04/06/23 (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAX SAPPHIRE, LLC

Date: January 8, 2025

By: *Barbara J Comly*

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 8th day of January, 2025.

Jane Post

Jane Post
Notary Public of the State of New Jersey
My Commission Expires October 27, 2029

NOTARY PUBLIC

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT C

Exhibit Request:

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange (“System”), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

Response:

A. MIAMI INTERNATIONAL HOLDINGS, INC.

1. *Name*: Miami International Holdings, Inc.
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Corporation.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on November 14, 2007.

4. *Brief description of nature and extent of affiliation*: MIAX Sapphire, LLC is a wholly-owned subsidiary of Miami International Holdings, Inc. ("MIH").

5. *Brief description of business or functions*: Miami International Holdings, Inc. is a holding company which holds 100% of the equity of:
   - Miami International Securities Exchange, LLC;
   - MIAX PEARL, LLC;
   - MIAX Emerald, LLC;
   - MIAX Sapphire, LLC;
   - Miami International Technologies, LLC;
   - MIAX Global Derivatives, LLC, the sole member and owner of 100% of the equity and voting securities of (i) M 402 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC, and (ii) M 7 Holdings, LLC, which is the sole member and owner of 100% of the equity and voting securities of LedgerX LLC d/b/a MIAX Derivatives Exchange;
   - M 9 Holdings, LLC;
   - The Bermuda Stock Exchange;
   - MGEX Real Estate Holdings, LLC;
   - MIAX Global, LLC;
   - MIAX Products, LLC;
   - Dorman Trading, LLC;
   - MIH East Holdings, Limited; and
   - ConvexityShares, LLC.

   Miami International Holdings, Inc. is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Incorporation dated October 16, 2015 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated By-Laws dated June 27, 2015 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of Miami International Holdings, Inc.</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Edward Deitzel	Executive Vice President and Chief Regulatory Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development

Name	Title
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Kelly Brown	Senior Vice President – Derivative Products and Business Development
Steven F. Ivey	Senior Vice President – Futures Risk Management
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Margo Bailey	Vice President – Senior Counsel
Liang Cao	Vice President – Business Systems Development
Jonathan Dowd	Vice President – Business Strategy
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Lindsay R. Hopkins	Vice President – Senior Counsel
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Peter D. Sparby	Vice President – Counsel
Tia Toms	Vice President – Administration
Gregory Ziegler	Vice President – Senior Counsel
Alessandra Corona	Assistant Vice President – Associate Counsel

Name	Title
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Matt Leisen	Assistant Vice President – Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Holdings, Inc. serve until their successors are appointed in accordance with the By-Laws of Miami International Holdings, Inc. Officers of Miami International Holdings, Inc. serve at the direction of the Board of Directors.

Directors of Miami International Holdings, Inc.

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Abdulwahab Ahmad Al-Nakib
Michael P. Ameen
Albert M. Barro, Jr.
John Beckelman
Lee Becker
Barry J. Belmont
Ricardo Blach
Christopher Brady
Kurt M. Eckert
Khaled Magdy El-Marsafy
William W. Hopkins
Thomas J. Kelly, Jr.
Paul Kotos
Mark I. Massad
Jack G. Mondel
Lisa Moore
William J. O'Brien III
Robert D. Prunetti
Mark F. Raymond
Douglas M. Schafer Jr.
Cynthia Schwarzkopf
Paul V. Stahlin
J. Gray Teekell
Jassem Hassan Zainal

Directors of Miami International Holdings, Inc. serve one year terms.

Committees of Miami International Holdings, Inc.

Audit Committee
Paul V. Stahlin (Chair)
Michael P. Ameen
Khaled Magdy El-Marsafy
Robert D. Prunetti

Compensation Committee
Talal Jassim Al-Bahar (Chair)
Christopher D. Brady
Thomas J. Kelly, Jr.
Mark F. Raymond
J. Gray Teekell

Risk Committee
Lisa Moore (Chair)
Kurt M. Eckert
Paul V. Stahlin

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

B. MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

1. *Name*: Miami International Securities Exchange, LLC
   Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 10, 2007.

4. *Brief description of nature and extent of affiliation:* Miami International Securities Exchange, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Miami International Securities Exchange, LLC ("MIAX") is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated November 12, 2020, and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

Officers of Miami International Securities Exchange, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development

Name	Title
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of Miami International Securities Exchange, LLC serve until their successors are appointed in accordance with the By-Laws of Miami International Securities Exchange, LLC. Officers of Miami International Securities Exchange, LLC will serve at the direction of the Board of Directors.

Directors of Miami International Securities Exchange, LLC

Directors
Thomas P. Gallagher (Chair)
Michael P. Ameen
Lindsay L. Burbage
Robert Castrignano
Marianne Deane

John DiBacco, Jr.
David Dooman
Kurt M. Eckert
Leslie Florio
Lawrence E. Jaffe
Paul Jiganti
John A. Kinahan
William V. Looney, Jr.
John E. McCormac
Robert D. Prunetti
Joseph Sellitto
Cynthia Schwarzkopf
J. Gray Teekell
Observers
John Fischer

Standing Committees of Miami International Securities Exchange, LLC

Audit Committee
Robert D. Prunetti (Chair)
Michael P. Ameen
John E. McCormac

Compensation Committee
J. Gray Teekell (Chair)
Robert D. Prunetti
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence Jaffe (Chair)
Robert Castrignano
Kurt M. Eckert

Technology Committee
Leslie Florio (Chair)
Robert Castrignano
Marianne Deane
David Dooman
Kurt M. Eckert

John A. Kinahan
John E. McCormac
Cynthia Schwarzkopf
J. Gray Teekell

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

C. MIAX PEARL, LLC

1. *Name*: MIAX PEARL, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 11, 2016.

4. *Brief description of nature and extent of affiliation*: MIAX PEARL, LLC ("MIAX PEARL") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX PEARL is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX PEARL operates fully electronic options and equities trading platforms.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated February 11, 2021 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX PEARL, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary

Name	Title
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O’Leary	Vice President – Regulatory Oversight
James O’Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations

Name	Title
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX PEARL, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX PEARL, LLC. Officers of MIAX PEARL, LLC will serve at the direction of the Board of Directors.

Directors of MIAX PEARL, LLC

Directors
Thomas P. Gallagher (Chair)
Talal Jassim Al-Bahar
Sean Barry
William T. Bergman
David Brown
Lindsay L. Burbage
Guy Dowman
Kurt M. Eckert
Leslie Florio
Michael Harrington
Lawrence E. Jaffe
Paul Kenyon
John E. McCormac
Miguel Moratiel
William J. O'Brien IV
Nathaniel Pomeroy
Robert D. Prunetti
Scott Richardson
Cynthia Schwarzkopf
Steven Sosnick
Erik Swanson

Christopher L. Whittington

Standing Committees of MIAX PEARL, LLC

Compensation Committee
Cynthia Schwarzkopf (Chair)
William T. Bergman
Robert D. Prunetti

Audit Committee
Robert D. Prunetti (Chair)
John E. McCormac
Cynthia Schwarzkopf

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Lawrence E. Jaffe

Appeals Committee
Lawrence E. Jaffe (Chair)
Kurt M. Eckert
Guy Dowman

Technology Committee
Leslie Florio (Chair)
Sean Barry
David Brown
Kurt M. Eckert
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

D. MIAX EMERALD, LLC

1. *Name*: MIAX Emerald, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on January 30, 2018.

4. *Brief description of nature and extent of affiliation*: MIAX Emerald, LLC ("MIAX Emerald") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Emerald is registered as a National Securities Exchange under Section 6 of the Securities Exchange Act of 1934, as amended. MIAX Emerald operates a fully electronic options trading platform.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated November 12, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated November 12, 2020 and Amended and Restated By-Laws dated November 12, 2020 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Emerald, LLC

Name	**Title**
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of MIAX Emerald, LLC serve until their successors are appointed in accordance with the By-Laws of MIAX Emerald, LLC. Officers of MIAX Emerald, LLC will serve at the direction of the Board of Directors.

Directors of MIAX Emerald, LLC

Directors
Thomas P. Gallagher (Chair)
Lindsay L. Burbage
Marianne Deane
Kurt M. Eckert
David S. Fleming
Leslie Florio
Kimberly M. Guadagno
Richard Herr
Paul Jiganti
Michael Juneman
Joseph M. Kyrillos Jr.
John E. McCormac
Robert D. Prunetti
Liam Smith

Standing Committees of MIAX Emerald, LLC

Audit Committee
Robert D. Prunetti (Chair)
Joseph M. Kyrillos Jr.
John E. McCormac

Compensation Committee
Robert D. Prunetti (Chair)
Marianne Deane
Joseph M. Kyrillos Jr.

Regulatory Oversight Committee
Lindsay L. Burbage (Chair)
Leslie Florio
Kimberly M. Guadagno

Appeals Committee
Marianne Deane (Chair)
Kurt M. Eckert
Paul Jiganti

Technology Committee
Leslie Florio (Chair)
Marianne Deane
David S. Fleming
John E. McCormac

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

E. MIAMI INTERNATIONAL TECHNOLOGIES, LLC

1. *Name*: Miami International Technologies, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 12, 2010.

4. *Brief description of nature and extent of affiliation*: Miami International Technologies, LLC ("MIAX Technologies") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Technologies engages in the sale and licensing of trading and information technology to unrelated third parties.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 29, 2011 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Miami International Technologies, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	President and Chief Information Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Harish Jayabalan	Executive Vice President – Chief Information Security Officer

Name	Title
Matthew Rotella	Executive Vice President – Chief Technology Officer
Randy Foster	Executive Vice President – Business Systems Development
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Rodney Hester	Senior Vice President – Systems Infrastructure
Charles Blades	Vice President – Controller
Mitchell Garfinkel	Vice President – Finance
James O'Neil	Vice President and Director of Physical Security and Safety
Tia Toms	Vice President – Administration

Directors of Miami International Technologies, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

F. MIAX GLOBAL DERIVATIVES, LLC

1. *Name*: MIAX Global Derivatives, LLC(formerly MIAX Futures Holdco, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on March 12, 2024.

4. *Brief description of nature and extent of affiliation*: MIAX Global Derivatives, LLC ("MIAX Global Derivatives") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner. M 402 Holdings, LLC, and M 7 Holdings, LLC, are wholly-owned subsidiaries of MIAX Global Derivatives.

5. *Brief description of business or functions*: MIAX Global Derivatives is a holding company for futures businesses.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated March 12, 2024 and Certificate of Amendment dated October 4, 2024 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 4, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Global Derivatives, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman
Troy McDonald Kane	Chief Executive Officer
Joseph W. Ferraro III	President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer
Kaitlin Meyer	Vice President – Chief Commercial Officer

<u>Directors of MIAX Global Derivatives, LLC</u>

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

G. M 9 HOLDINGS, LLC

1. *Name*: M 9 Holdings, LLC (formerly MIAX Futures, LLC)
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 30, 2007.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC ("M 9") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: M 9 is the owner of 100% of the outstanding membership interests in ConvexityShares, LLC.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated April 25, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Third Amended and Restated Limited Liability Company Agreement dated May 1, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of M 9 Holdings, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

<u>Directors of M 9 Holdings, LLC</u>

Directors
Thomas P. Gallagher (Chair)
Kurt M. Eckert

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

H. THE BERMUDA STOCK EXCHANGE

1. *Name*: The Bermuda Stock Exchange
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to The Bermuda Stock Exchange Act 1992.

3. *Name of state, statute under which organized and date of incorporation*: Bermuda, The Bermuda Stock Exchange Company Act 1992, on March 10, 1993.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX").

5. *Brief description of business or functions*: Stock Exchange located in Pembroke, Bermuda.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated March 10, 1993, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Bye-Laws dated July 21, 2003, are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of The Bermuda Stock Exchange

Name	Title
Gregory A. Wojciechowski	President & Chief Executive Officer
Gregory A. Wojciechowski	Secretary
Ailish Bryne	Chief Compliance Officer
Jacintha Pogson-Hughes	Chief Administration Officer

Council (Directors) of The Bermuda Stock Exchange

Council
Thomas P. Gallagher (Chair)
David Brown (Deputy Chair)
Jeff Conyers
Marianne Deane
Kurt M. Eckert
Caroline Kennedy
Mark Massad
Michael Neff
Robert D. Prunetti
Cynthia Schwarzkopf
Eric Sites
Murray Stahl
Gregory A. Wojciechowski

Committees of The Bermuda Stock Exchange

Business Development Committee
Eric Sites
Jeff Conyers
Michael Neff
Gregory A. Wojciechowski

Compensation Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Executive Management Committee
Thomas P. Gallagher
David Brown
Jeff Conyers
Michael Neff

Listing Committee
Dudley Cottingham
Sharon Beesley
Miguel DaPonte
Gregory A. Wojciechowski
Gavin Woods

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

I. BSD NOMINEE LIMITED

1. *Name*: BSD Nominee Limited
Address: 110 Pitts Bay Road, 4th Floor, Pembroke, Bermuda HM 08

2. *Form of organization*: A body corporate incorporated pursuant to Bermuda, The Companies Act 1981.

3. *Name of state, statute under which organized and date of incorporation*: Organized in Bermuda under The Companies Act 1981 on October 24, 2001. Registered in Bermuda under Section 14 of The Companies Act 1981 on November 1, 2001.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc., which is the applicant's 100% owner, is the owner of 100% of the outstanding shares of The Bermuda Stock Exchange ("BSX"). BSX is the owner of 100% of the outstanding shares of BSD Nominee Limited.

5. *Brief description of business or functions*: To be the legal owner of shares held for the benefit of account holders of the Bermuda Securities Depository of BSX and to provide nominee services in relation to such shares.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Memorandum of Association dated October 24, 2001, and related documents is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: Not applicable.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of BSD Nominee Limited:

Name	Title
Gregory A. Wojciechowski	Secretary

Council (Directors) of BSD Nominee Limited

Council
Gregory A. Wojciechowski (Chair)
Ailish Byrne (Deputy Chair)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

J. M 402 HOLDINGS, LLC

1. *Name*: M 402 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 27, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC ("M 402"). MIAX Futures Exchange, LLC ("MIAX Futures") is a wholly-owned subsidiary of M 402.

5. *Brief description of business or functions*: M 402 is a holding company for the equity and voting securities of MIAX Futures.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated July 27, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 402 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 402 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

K. MIAX Futures Exchange, LLC

1. *Name*: MIAX Futures Exchange, LLC (formerly Minneapolis Grain Exchange, LLC)
Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware General Corporation Law (8 Del. C. § 1-101, et seq.), on April 15, 2010; converted to an LLC (Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)), on December 4, 2020.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 402 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAX Futures Exchange, LLC ("MIAX Futures").

5. *Brief description of business or functions*: MIAX Futures is a designated contract market and derivatives clearing organization that operates under the regulatory oversight of the Commodity Futures Trading Commission pursuant to Section 5 of the Commodity Exchange Act 7 U.S.C. §7.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Certificate of Formation dated October 3, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 1, 2024 and Amended and Restated Bylaws dated December 10, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Officers of MIAX Futures Exchange, LLC</u>

Name	Title
Troy McDonald Kane	President
Layne G. Carlson	Vice President, Chief Compliance Officer, Chief Regulatory Officer, Treasurer and Secretary
James D. Facente, Jr.	Vice President, Head of Clearing Operations and Chief Risk Officer
Ethan Ongstad	Vice President, Futures Business Strategy and Chief of Staff

<u>Directors of MIAX Futures Exchange, LLC</u>

Directors
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Kenneth Lozier
Christopher T. Matzdorf
Kerry L. Melius
Jill E. Sommers
Murray Stahl

<u>Standing Committees of MIAX Futures Exchange, LLC</u>

Executive Committee
Thomas P. Gallagher (Chair)
De'Ana H. Dow
Bradley Griffith
Kenneth W. Lozier
Kerry L. Melius

Audit Committee
Kurt M. Eckert (Chair)
De'Ana H. Dow
Michael V. Dunn
Bradley Griffith
Kenneth W. Lozier

Regulatory Oversight Committee
De’Ana H. Dow (Chair)
Michael V. Dunn
Kurt M. Eckert
Bradley Griffith
Jill E. Sommers

Risk Committee
Bradley Griffith (Chair)
De’Ana H. Dow
Kurt M. Eckert
Kenneth W. Lozier
Jill E. Sommers

Nominations Committee
Bradley Griffith (Chair)
Thomas P. Gallagher
Kenneth W. Lozier

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

L. MGEX REAL ESTATE HOLDINGS, LLC

1. *Name*: MGEX Real Estate Holdings, LLC
   Address: 400 S 4th St, Minneapolis, MN 55415

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on February 26, 2024.

4. *Brief description of nature and extent of affiliation*: MGEX Real Estate Holdings, LLC is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MGEX Real Estate Holdings, LLC is a holding company for real estate.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated February 26, 2024 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Limited Liability Company Agreement dated March 19, 2024 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MGEX Real Estate Holdings, LLC

Name	Title
Lance Emmons	EVP, Chief Financial Officer
Barbara Comly	Secretary
Layne G. Carlson	Treasurer
Ethan Ongstad	Director, Corporate Strategy

Directors of MGEX Real Estate Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

M. MIAX GLOBAL, LLC

1. *Name*: MIAX Global, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 30, 2015.

4. *Brief description of nature and extent of affiliation*: MIAX Global, LLC ("MIAX Global") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIAX Global focuses on the company's trading, technology and other projects primarily based outside the United States.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Amended and Restated Certificate of Formation dated June 25, 2021 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 25, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Global, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Lance Emmons	Executive Vice President and Chief Financial Officer
Gregory A. Wojciechowski	President

Directors of MIAX Global, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

N. MIAX PRODUCTS, LLC

1. *Name*: MIAX Products, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on January 25, 2019.

4. *Brief description of nature and extent of affiliation*: MIAX Products, LLC ("MIAX Products") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Development of financial products.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Restated Articles of Organization dated October 5, 2021 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated October 5, 2021 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Products, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President

Directors of MIAX Products, LLC

Directors
Thomas P. Gallagher

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association: Not applicable.

O. DORMAN TRADING, LLC

1. *Name*: Dorman Trading, LLC
Address: 141 W. Jackson Boulevard, Suite 1900, Chicago, Illinois 60604

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Illinois, Illinois Limited Liability Company Act, 805 ILCS 180, on June 18, 2015.

4. *Brief description of nature and extent of affiliation*: Dorman Trading, LLC ("Dorman Trading") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: Dorman Trading is a full-service futures commission merchant (FCM) providing execution and clearing services for introducing brokers, retail customers, institutional clients and professional traders on a number of futures exchanges.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Articles of Organization dated June 18, 2015 are attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Fourth Amended and Restated Operating Agreement and Bylaws dated October 19, 2022 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of Dorman Trading, LLC.

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Daniel P. Dorman	Senior Vice President, Chief Operating Officer and Assistant Secretary
David Dorman	Senior Vice President, Operations
Robert Sheeren	Chief Financial Officer
Michael Higgins	Chief Compliance Officer
Mark Robertson	Vice President, Clearing and Floor Operations
Brian Gaffud	Vice President, Director of Business Development
Michael Stanton	Vice President, Business Development
James Tometz	Vice President, Operations
Wesley Chiu	Assistant Chief Financial Officer
Barbara J. Comly	Secretary

Directors of Dorman Trading, LLC

Directors
Thomas P. Gallagher (Chair)
Robert D. Prunetti
Brian Duggan

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

P. M 7 HOLDINGS, LLC

1. *Name*: M 7 Holdings, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on November 15, 2022.

4. *Brief description of nature and extent of affiliation:* Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC ("M 7"). LedgerX LLC d/b/a MIAX Derivatives Exchange (“MIAXdx”) is a wholly-owned subsidiary of M 7.

5. *Brief description of business or functions*: M 7 is a holding company for MIAX Derivatives Exchange.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated November 15, 2022 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Amended and Restated Limited Liability Company Agreement dated June 4, 2024 and Amended and Restated By-Laws dated June 4, 2024 are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of M 7 Holdings, LLC

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer

Directors of M 7 Holdings, LLC

Directors
Thomas P. Gallagher

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

Q. LEDGERX LLC D/B/A MIAX DERIVATIVES EXCHANGE

1. *Name*: LedgerX LLC d/b/a MIAX Derivatives Exchange ("MIAXdx")
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on April 8, 2014.

4. *Brief description of nature and extent of affiliation*: Miami International Holdings, Inc. is the sole member and owner of MIAX Global Derivatives, LLC, which in turn is the sole member and owner of M 7 Holdings, LLC, which in turn is the sole member and owner of 100% of the equity and voting securities of MIAXdx.

5. *Brief description of business or functions*: MIAXdx is a swap execution facility, derivatives clearing organization and designated contract market regulated by the Commodity Futures Trading Commission.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated April 8, 2014, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Agreement dated July 31, 2023, is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIAX Derivatives Exchange

Name	Title
Zachary Dexter	Chief Executive Officer; duties of Chief Technology Officer on a temporary basis
Josh Markou	Chief Financial Officer
Brian Mulherin	General Counsel
Erin Renee Schwartz	Chief Compliance Officer and Chief Regulatory Officer
James Outen	Chief Risk Officer and Chief Economist
Ryan Scott Mendel	Chief Information Officer
Barbara J. Comly	Corporate Secretary

Directors of MIAX Derivatives Exchange

Directors
Thomas P. Gallagher (Chair)
Bryan Bishop
Lindsay L. Burbage
Zachary Dexter
Kurt M. Eckert
Jerome Kemp
Kenneth Lozier
Lisa Moore
Robert D. Prunetti
Jill Sommers

Standing Committees of MIAX Derivatives Exchange

Regulatory Oversight Committee
Lindsay L. Burbage
Jerome Kemp
Jill Sommers

Risk Management Committee
Zachary Dexter
Kurt M. Eckert
Thomas P. Gallagher
Kenneth Lozier
Lisa Moore

Participant Committee
Lindsay L. Burbage
Zachary Dexter
Lisa Moore

Nominating Committee
Lindsay L. Burbage
Kurt M. Eckert
Robert D. Prunetti
Jill Sommers
Kenneth Lozier

Disciplinary Panel
Bryan Bishop
Jerome Kemp
Jill Sommers

Appeals Committee
Kurt M. Eckert
Kenneth Lozier
Lisa Moore

Audit Committee
Kurt M. Eckert
Lisa Moore
Robert D. Prunetti

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

R. MIH East Holdings, Limited

1. *Name*: MIH East Holdings, Limited
Address: 7 Roszel Road, Suite 1A, Princeton, New Jersey 08540

2. *Form of organization*: Private Limited Company.

3. *Name of state, statute under which organized and date of incorporation*: England and Wales, Companies Act 2006, on March 20, 2023.

4. *Brief description of nature and extent of affiliation*: MIH East Holdings, Limited ("MIH East") is wholly-owned by Miami International Holdings, Inc., which is the applicant's 100% owner.

5. *Brief description of business or functions*: MIH East is a holding company for certain investments.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Incorporation dated March 20, 2023, is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Articles of Association are attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Officers of MIH East Holdings, Limited

Name	Title
Thomas P. Gallagher	Chief Executive Officer
Lance Emmons	Chief Financial Officer

Directors of MIH East Holdings, Limited

Directors
Thomas P. Gallagher
Lance Emmons

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

S. ConvexityShares, LLC

1. *Name*: ConvexityShares, LLC
Address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

2. *Form of organization*: Limited Liability Company.

3. *Name of state, statute under which organized and date of incorporation*: Delaware, Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on December 3, 2020.

4. *Brief description of nature and extent of affiliation*: M 9 Holdings, LLC, which is wholly-owned by Miami International Holdings, Inc., the applicant's 100% owner, is the owner of 100% of the outstanding membership interests of ConvexityShares, LLC.

5. *Brief description of business or functions*: ConvexityShares, LLC was a Sponsor of certain exchange-traded products and a registered Commodity Pool Operator (CPO) and Commodity Trading Advisor (CTA) with the National Futures Association (NFA). It currently is a non-operational entity.

6. *A copy of the constitution*: Not applicable.

7. *A copy of the articles of incorporation or association including all amendments*: The Certificate of Formation dated December 3, 2020 is attached.

8. *A copy of existing by-laws or corresponding rules or instruments*: The Second Amended and Restated Limited Liability Company Operating Agreement dated January 1, 2025 is attached.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

Managers of ConvexityShares, LLC

Managers
M 9 Holdings, LLC

Officers of ConvexityShares, LLC

Name	Title
Simon Ho	Interim Chief Executive Officer & President
Melinda Ho	Treasurer, Chief Financial Officer & Secretary
Joseph W. Ferraro III	Interim Chief Compliance Officer
Charles Blades	Controller

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable.

EXHIBIT J

<u>Exhibit Request:</u>

A list of the officers, governors, members of all standing committees, or persons performing similar Exhibit J functions, who presently hold or have held their offices or positions during the previous year, indicating the following for each:

1. Name.

2. Title.

3. Dates of commencement and termination of term of office or position.

4. Type of business in which each is primarily engaged (e.g., floor broker, specialist, odd lot dealer, etc.).

<u>Response:</u>

1. <u>Officers of MIAX Sapphire, LLC</u>

Name	Title
Thomas P. Gallagher	Chairman and Chief Executive Officer/President
Douglas M. Schafer Jr.	Chief Information Officer and Executive Vice President
Barbara Comly	Executive Vice President, General Counsel and Corporate Secretary
Lance Emmons	Executive Vice President and Chief Financial Officer/Treasurer
Edward Deitzel	Executive Vice President, Chief Regulatory Officer and Chief Compliance Officer
Shelly Brown	Executive Vice President – Strategic Planning and Business Development
Joseph Bracco	Executive Vice President – Global Head of Sales
Harish Jayabalan	Executive Vice President – Chief Risk Officer and Chief Information Security Officer
John Smollen	Executive Vice President – Head of Exchange Traded Products and Strategic Relations
Randy Foster	Executive Vice President – Business Systems Development
Matthew Rotella	Executive Vice President – Chief Technology Officer
Joseph W. Ferraro III	Senior Vice President – Deputy General Counsel
Deborah Carroll	Senior Vice President – Associate General Counsel and Assistant Corporate Secretary
Kelli Annequin	Senior Vice President – Chief Marketing Officer
Rodney Hester	Senior Vice President – Systems Infrastructure
Amy Neiley-Avayou	Senior Vice President – Trading Operations and Listings

Name	Title
Paul Anders (Andy) Nybo	Senior Vice President – Chief Communications Officer
Vinay Rao	Senior Vice President – Trading Systems Development
Siddharth Sahoo	Senior Vice President – Trading Systems Development
Charles Blades	Vice President – Controller
Peter Bon Viso	Vice President – Regulatory Counsel
Todd Borneman	Vice President – Data Services
Kateryna Brezitska	Vice President – Systems Requirements and Analysis
Daniel Brill	Vice President – Strategic Planning and Business Development
Liang Cao	Vice President – Business Systems Development
Jonathan S. Dowd	Vice President – Business Strategy
Laurence Gardner	Vice President – Regulatory Operations
Mitchell Garfinkel	Vice President – Finance
Carlo Giansanti	Vice President – Vendor Management
Daniel Hsu	Vice President – Exchange Pricing & Business Analysis
Joseph P. Kamnik	Vice President – Senior Counsel
Gamini Karunaratne	Vice President – Network Engineering & Data Center Operations
Ronald Miller	Vice President – Compliance
Brendan Murphy	Vice President – Member Relations and Development
Lawrence O'Leary	Vice President – Regulatory Oversight
James O'Neil	Vice President and Director of Physical Security and Safety
Gerard (Chaz) Palmeri	Vice President – Systems Operations
Dominique Prunetti Miller	Vice President – Human Resources and Corporate Relations
Christopher Solgan	Vice President – Senior Counsel
Christopher Swisher	Vice President – Market Surveillance
Tia Toms	Vice President – Administration
Bruce Ulriksen	Vice President – Regulatory Operations, Trading Floor Oversight
Gregory Ziegler	Vice President – Senior Counsel
Tatiana Kitaigorovski	Assistant Vice President – Associate Counsel
Tao Pan	Assistant Vice President – Associate Counsel
Zachary G. Pendleton	Assistant Vice President – Privacy and Data Governance Counsel
Priya Rege	Assistant Vice President – Business Systems Development
Michael Slade	Assistant Vice President – Associate Counsel

The officers of the Exchange serve until their successors are appointed in accordance with the By-Laws of the Exchange. Officers of the Exchange serve at the direction of the Board of Directors.

2. Directors of MIAX Sapphire, LLC

Name	Classification	Term of Office	Type of Business
Thomas P. Gallagher	Industry	So long as CEO of the Company	Securities Exchange
Marianne Deane	Non-Industry/ Independent	Class I – 2025	Community Volunteer
Robert D. Prunetti	Non-Industry	Class I – 2025	President – Phoenix Ventures, LLC
David Silber	Industry/Member Representative	Class I – 2025	Head of Institutional Derivatives – Citadel Securities
Lindsay L. Burbage	Non-Industry/ Independent	Class II – 2026	Attorney (Retired)
Michael Gorczowski	Industry/Member Representative	Class II – 2026	Partner – Wolverine Holdings LP
John E. McCormac	Non-Industry/ Independent	Class II – 2026	Township Mayor – Woodbridge, New Jersey; Former New Jersey State Treasurer
Michael P. Ameen	Non-Industry/ Independent	Class III – 2027	Executive Vice President and Chief Financial Officer – Rheo Vest, LLC
Leslie Florio	Non-Industry/ Independent	Class III – 2027	Community Volunteer
Kenneth Lozier	Non-Industry/ Independent	Class III – 2027	Attorney

3. Committees of MIAX Sapphire, LLC

Appeals Committee	
Name	**Classification**
Marianne Deane (Chair)	Non-Industry/Independent
Michael Gorczowski	Industry/Member Representative
David Silber	Industry/Member Representative

Audit Committee	
Name	**Classification**
Robert D. Prunetti (Chair)	Non-Industry
Michael P. Ameen	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

Compensation Committee	
Name	**Classification**
Lindsay Burbage (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
Robert D. Prunetti	Non-Industry

Regulatory Oversight Committee	
Name	**Classification**
Lindsay L. Burbage (Chair)	Non-Industry/Independent
Leslie Florio	Non-Industry/Independent
Kenneth Lozier	Non-Industry/Independent

Technology Committee	
Name	**Classification**
Leslie Florio (Chair)	Non-Industry/Independent
Marianne Deane	Non-Industry/Independent
John E. McCormac	Non-Industry/Independent

CONVEXITYSHARES, LLC

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

DATED AS OF JANUARY 1, 2025

TABLE OF CONTENTS

Page

EXHIBITS

SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF CONVEXITYSHARES, LLC

This Second Amended and Restated Limited Liability Company Operating Agreement (the "Agreement") of ConvexityShares, LLC (the "Company"), is made effective as of January 1, 2025 (the "Agreement Date"), by M 9 Holdings, LLC, a Delaware limited liability company ("MIAX" or "M 9"), and amends the Limited Liability Company Operating Agreement of the Company, dated as of February 5, 2021, as amended by the First Amendment to the Limited Liability Company Agreement of the Company, dated as of March 10, 2021, (the "Original Operating Agreement"). The Original Operating Agreement was entered into by and between T3i US Holdings Inc., a Delaware corporation ("T3") and (ii) M 9 (formerly MIAX Futures, LLC). Pursuant to the Membership Interest Transfer Agreement by and between T3 and M 9, T3 conveyed all of its right, title and interest in the Company to M 9, effective as of December 31, 2024. The Company was formed pursuant to a Certificate of Formation (as such certificate may be amended and/or restated from time to time, the ("Certificate of Formation") filed with the Secretary of State of the State of Delaware on December 3, 2020. All references to "Member", "Members", "Manager", or "Managers" shall mean the sole member, M 9.

ARTICLE 1
DEFINED TERMS

In addition to the defined terms above set forth, the following terms shall have the definitions hereinafter indicated whenever used in this Agreement with initial capital letters:

"Act" means the Delaware Limited Liability Company Act, Delaware Code Ann. 6, Sections 18-101, *et seq*.

"Affiliate" means, with respect to any Person, a Person that directly, or indirectly through one or more intermediaries, Controls, or is Controlled by, or is under common Control with, the Person specified.

"Agreement" shall have the meaning set forth in the recitals.

"Agreement Date" shall have the meaning set forth in the recitals.

"Bid Price" is defined in Section 4.4(b).

"Buy/Sell Event" is defined in Section 4.4(b).

"Capital Account" is defined in Section 3.8.

"Capital Contribution" means, with respect to any Member, the amount of capital and the initial Gross Asset Value of any property (other than money) contributed to the Company by such Member pursuant to this Agreement.

"Certificate of Formation" shall have the meaning set forth in the recitals.

"Code" means the Internal Revenue Code of 1986, as amended and in effect from time to time.

"Company" shall have the meaning set forth in the recitals.

"Company Financing" is defined in Section 3.4.

"Company Minimum Gain" has the meaning set forth in Treasury Regulations Section 1.704-2(b) (2) for the phrase "partnership minimum gain." The amount of Company Minimum Gain, as well as any net increase or decrease in Company Minimum Gain, for any relevant period shall be determined in accordance with the rules of Treasury Regulations Section 1.704- 2(d).

"Control" means the possession or ownership, directly or indirectly, of either of the following:

(a) (i) in the case of a corporation, more than 50% of the outstanding voting securities thereof; (ii) in the case of a limited liability company, partnership, limited partnership or joint venture, the right to more than 50% of the distributions (including liquidating distributions) therefrom; (iii) in the case of a trust or estate, including a business trust, more than 50% of the beneficial interest therein; and (iv) in the case of any other entity, more than 50% of the economic or beneficial interest therein; or

(b) in the case of any entity, the power or authority, through ownership of voting securities, by contract or otherwise, to exercise a controlling influence over the management of the entity.

"Controlling Person" has the meaning given to it in the context of Section 15 of the Securities Act of 1933, as amended.

"Defaulting Member" is defined in Section 3.3.

"Depreciation" means, for each fiscal year or other period, an amount equal to the federal income tax depreciation, amortization or other cost recovery deduction allowable with respect to an asset for such year or other period, except that if the Gross Asset Value of an asset differs from its adjusted basis for federal income tax purposes at the beginning of such year or other period, Depreciation shall be an amount which bears the same ratio to such beginning Gross Asset Value as the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period bears to such beginning adjusted tax basis; provided, however, that if the federal income tax depreciation, amortization or other cost recovery deduction for such year or other period is zero, Depreciation shall be determined with reference to such beginning Gross Asset Value using any reasonable method selected by the Managers.

"Electing Member" is defined in Section 4.4(b).

"Election Notice" is defined in Section 4.4(b).

"Emergency" means an unanticipated event or circumstance that involves the Company, the Product, or any of its material assets which would, in the reasonable opinion of the Managers, result in a Material Adverse Effect to the Company.

"Emergency Expenditures" means costs and expenses incurred in connection with an Emergency including payment of debt service obligations, insurance premiums, and/or other costs and expenses reasonably necessary to protect and preserve the value of the Company or the Product.

"Encumbrance" means a pledge, alienation, mortgage, hypothecation, encumbrance or similar collateral assignment by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings).

"Entity" means any general partnership, limited partnership, limited liability partnership, corporation, limited liability company, joint venture, trust, business trust, cooperative or association.

"Event of Bankruptcy" as to any Person means the (a) filing of a petition for relief as to any such Person as debtor or bankrupt under the Bankruptcy Code or like provision of law (except if such petition is contested by such Person and has been dismissed within ninety (90) days); (b) insolvency of such Person as finally determined by a court proceeding; (c) filing by such Person of a petition or application to accomplish the same or for the appointment of a receiver or a trustee for such Person or a substantial part of its assets; or (d) commencement of any proceedings relating to such Person under any other reorganization, arrangement, insolvency, adjustment of debt or liquidation law of any jurisdiction, whether now in existence or hereinafter in effect, either by such Person or by another, provided that if such proceeding is commenced by another, such Person indicates its approval of such proceeding, consents thereto or acquiesces therein, or such proceeding is contested by such Person and has not been finally dismissed within ninety (90) days.

"Excluded Indemnification Matters" means as used herein as the context implies, with respect to any Person, any of the following enumerated acts itself, or any liabilities, costs and expenses (including, without limitation, reasonable attorneys' fees and disbursements) resulting from the felonious criminal action, gross negligence, willful misconduct, fraud, intentional violation of law to, of or by such Person.

"Executive Order" is defined in Section 11(g).

"Fiscal Year" is defined in Section 6.5.

"Gross Asset Value" means, with respect to any asset, the asset's adjusted basis for U.S. federal income tax purposes, except as follows:

(a) The Gross Asset Values of all Company assets shall be adjusted to equal their respective gross fair market values, as determined by the Managers as of the following times: (i) the acquisition of an additional interest by any new or existing Member in exchange for more than a de minimis Capital Contribution; (ii) the distribution by the Company to a Member of more than a de minimis amount of property as consideration for such Member's entire interest in the Company; (iii) the grant of a more than de minimis interest in the Company as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a Member capacity, or by a new Member acting in a Member capacity or in anticipation of being a Member; (iv) any issuance of a profits interest; and (v) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(b) The Gross Asset Value of any Company asset distributed to any Member shall be adjusted to equal the gross fair market value of such asset on the date of distribution as determined by the Managers; and

(c) The Gross Asset Values of Company assets shall be increased (or decreased) to reflect any adjustments to the adjusted basis of such assets pursuant to Sections 734(b) or 743(b) of the Code, but only to the extent that such adjustments are taken into account in determining Capital Accounts pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), Sections 3.1(c) and 4.2 hereof and subparagraph (c) under the definition of Net Income and Net Losses hereunder; provided, however, that Gross Asset values shall not be adjusted pursuant to this definition to the extent the Managers reasonably determines that an adjustment pursuant to subparagraph (a) of this definition is necessary or appropriate in connection with a transaction that would otherwise result in an adjustment pursuant to this subparagraph (c).

If the Gross Asset Value of an asset has been determined or adjusted pursuant to subparagraph (a) or (c) of this definition, then such Gross Asset Value shall thereafter be adjusted by the depreciation taken into account with respect to such asset for purposes of computing Net Income and Net Losses.

"Guarantor" is defined in Section 3.5.

"Guaranty" is defined in Section 3.5.

"Joint Decision" is defined in Section 4.3.

"Joint Decision Notice" is defined in Section 4.3

"License Agreement" means the Amended and Restated License, Commercialization and Investment Agreement, dated as of February 14, 2019, by and among T3i Pty LTD, Triple Three Partners Pty LTD, Miami International Holdings, Inc. and MIAX Products, LLC, as amended from time to time.

"Material Adverse Effect" means a material adverse effect on (a) the financial condition, business, business integrity, performance or operations of the Company or the Operating Plan; (b) the legality, validity or enforceability of this Agreement; or (c) the Product.

"Member" means M 9 and/or any other Person who is hereafter admitted as a member of the Company in accordance with this Agreement and applicable law.

"Member Loan" is defined in Section 3.3.

"Member Nonrecourse Debt" has the meaning of "partner nonrecourse debt" that is set forth in Treasury Regulations Section 1.704-2(b)(4).

"Member Nonrecourse Debt Minimum Gain" has the meaning of "partner nonrecourse debt minimum gain" that is set forth in Treasury Regulations Section 1.704-2(i)(2).

"Member Nonrecourse Deductions" has the meaning of "partner nonrecourse deductions" that is set forth in Treasury Regulations Section 1.704-2(i)(1).

"Membership Interest" means the interest, as a Member, of any Person in the Company.

"Net Cash Flow" means, with respect to any Fiscal Year or other accounting period designated by the Managers (subject to Section 4.2 below), all cash revenues derived from operations of the Company (excluding Capital Contributions), and amounts previously set aside released pursuant to the approved Operating Plan, less the following payments and expenditures to the extent the same are made from such cash revenues received by the Company: (i) all principal and interest payments on mortgages and other indebtedness of the Company and all other sums paid to lenders; (ii) expenditures, other than from funds previously reserved by the Members for contingencies, to acquire, improve, replace or repair capital assets; (iii) all cash expenditures incurred incident to the operation of the Company's business (including, without limitation, any marketing, distribution or advisory expenses paid to third parties); (iv) reasonable additions to any replacement reserves (subject to Section 4.2 below); and (v) reserves for contingencies as established by the approved Operating Plan.

"Net Income" and "Net Loss" means for each relevant period an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a) (provided that for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or loss), with the following adjustments:

(i) the amount of all income during such period that is exempt from federal income tax and is not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision shall be added to such taxable income or loss;

(ii) the amount of any expenditures of the Company described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(i), and not otherwise taken into account in computing Net Income or Net Loss pursuant to this provision, shall be subtracted from such taxable income or loss;

(iii) if the Gross Asset Value of an asset that is contributed to the Company (or, if the Gross Asset Value is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f), such adjusted Gross Asset Value) differs from its adjusted basis for federal, state, or local income tax purposes, the amount of depreciation, amortization, and other cost recovery deductions shall be determined in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g), and the amount of gain or loss from a disposition of such asset shall be computed by reference to such Gross Asset Value or such adjusted Gross Asset Value;

(iv) gain or loss recognized by the Company on the disposition of any asset shall be determined by reference to Gross Asset Value, rather than by reference to the tax basis, of such asset as of the date of such sale or disposition; and

(v) if the Gross Asset Value of a Company asset is adjusted pursuant to clause (i) or (ii) of the definition of Gross Asset Value, the adjustment amount shall be treated as gain or loss from the disposition of the asset.

If the Company's taxable income or loss for such relevant period, as adjusted in the manner provided above, is a positive amount, such amount shall be the Company's Net Income for such period; and if a negative amount, such amount shall be the Company's Net Loss for such period. Notwithstanding any other provision of this definition of "Net Income" and "Net Loss," any items that are specifically allocated pursuant to Section 6.2 shall not be taken into account in computing Net Income or Net Loss.

"Non-Defaulting Member" is defined in Section 3.3.

"Non-Electing Member" is defined in Section 4.4(b).

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(1).

"Operating Plan" is defined in Section 7.1(b).

"Original Operating Agreement" shall have the meaning set forth in the recitals.

"Partnership Representative" is defined in Section 6.7(a).

"Patriot Act" is defined in Section 11(g).

"Percentage Interests" means 100% for M 9, as such amount may be adjusted from time to time by written agreement.

"Person" means and includes any individual or Entity.

"Product" means ConvexityShares Daily 1.5x SPIKES Futures ETF, ConvexityShares 1x SPIKES Futures ETF or any exchange traded product contemplated from time to time by the Members as a Product, including any replacements of the foregoing.

"Purchase or Sale Notice" is defined in Section 4.4(b).

"Purchase Price" is defined in Section 4.4(b).

"Regulations" means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references herein to sections of the Regulations shall include any corresponding provisions of succeeding, similar, substitute proposed or final Regulations.

"Regulatory Allocations" is defined in Section 6.2(j).

"Transfer" and "Transferred" means a sale, transfer, assignment, gift, bequest or disposition by any other means, whether for value or no value and whether voluntary or involuntary (including, without limitation, by realization upon any Encumbrance or by operation of law or by judgment, levy, attachment, garnishment, bankruptcy or other legal or equitable proceedings).

"Withdrawal" (including the forms Withdraw, Withdrawing and Withdrawn) means an Event of Bankruptcy, dissolution, liquidation, or voluntary withdrawal or retirement from the Company, or the sale, assignment, pledge, transfer or encumbrance voluntarily or involuntarily by a Member of its Interest.

ARTICLE 2
ORGANIZATION

2.1 Continuation.

(a) The Company was formed as a limited liability company under the Act by the filing of the Certificate of Formation. Diane L. Giacomozzi has heretofore served as an "authorized person" within the meaning of the Act and executed, delivered and filed the Certificate of Formation. As of the Agreement Date, and upon the admission to the Company of the Members in accordance with Section 3.1(a), Ms. Giacomozzi's powers as an authorized person shall cease and the Managers shall become and continue as the designated "authorized persons" within the meaning of the Act.

(b) The Members hereby agree to continue the company as a limited liability company under the Act, upon the terms and subject to the conditions set forth in this Agreement. If any terms of this Agreement are inconsistent with any terms of the Act which are not mandatory, then the terms of this Agreement shall control. Subject to the terms hereof, the Managers are hereby authorized to file and record any amendments to the Certificate of Formation and such other documents as may be required or appropriate under the Act or the laws of any other jurisdiction in which the Company may conduct business or own property.

2.2 Name and Principal Place of Business.

(a) The name of the Company is set forth on the cover page to this Agreement. The Managers may change the name of the Company or adopt such trade or fictitious names for use by the Company as it may from time to time determine with prior written notice to and consent of the Members. All business of the Company shall be conducted under such name, and title to all Company property shall be held in such name.

(b) The principal place of business and office of the Company shall be located at 7 Roszel Road, Suite 1A, Princeton, NJ 08540, or at such other place or places as the Managers (with prior notice to the Members) may from time to time designate.

2.3 Term. The term of the Company commenced on the date of the filing of the Certificate of Formation pursuant to the Act, and shall continue until dissolved in accordance with the provisions of this Agreement or as otherwise provided by law.

2.4 Registered Agent and Registered Office. The name of the Company's registered agent for service of process shall be Corporation Service Company, and the address of the Company's registered agent in the State of Delaware shall be 251 Little Falls Drive, in the City of Wilmington, County of New Castle, Delaware 19808. Such agent and such office may be changed from time to time by the Managers with prior notice to the Members.

2.5 Purpose; No Partnership Intended.

(a) The nature of the business or purpose to be conducted or promoted by the Company is: (i) the trading, marketing and promotion of the Product, (ii) to register and act as a Commodity Pool Operator and Commodity Trading Advisor in accordance with applicable law, and (iii) to engage in any lawful act or activity, enter into any agreement and to exercise any powers permitted to limited liability companies formed under the Act that are incidental to or necessary, suitable or convenient for the accomplishment of the purposes specified above.

(b) The Company shall exist for the purposes and business specified in Section 2.5(a) and this Agreement shall not be deemed to create a partnership under the Delaware Revised Uniform Partnership Act or a joint venture or other arrangement among the Members with respect to any actions whatsoever other than the purposes and business specified in Section 2.5(a) and the activities related thereto.

2.6 Limitation on Liability. Except as otherwise expressly provided in the Act, the debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and no Member shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being a Member of the Company. Except as otherwise expressly provided in the Act, the liability of each Member shall be limited to (i) the amount of Capital Contributions required to be made by such Member in accordance with the provisions of this Agreement, but only when and to the extent the same shall become due pursuant to the provisions of this Agreement and (ii) such other payment obligations as are expressly set forth herein. Notwithstanding the foregoing or anything to the contrary in this Agreement, except as otherwise provided, no Member shall have any liability beyond its interest (including the right to receive distributions hereunder) in the Company and no property or assets of any Member's direct or indirect members, partners, officers, employees, directors, shareholders or principals, disclosed or undisclosed shall be subject to levy, execution, attachment or other enforcement procedure for the satisfaction of any judgment or remedy in favor of the other Member or the Company against such Member for any matter arising under this Agreement.

ARTICLE 3
RIGHTS AND OBLIGATIONS OF THE MEMBERS

3.1 Members.

(a) As of the Agreement Date, M 9 is hereby admitted as the sole Member of the Company.

(b) The names of the Members, their addresses, contact information and Percentage Interests held are listed on Exhibit A. Exhibit A shall be amended from time to time by any Manager without requiring the consent of any Member to reflect the change in a Member's name, address or contact information, the resignation of any Member, the admission of any additional Member, Transfers of Membership Interests or the issuance of additional Membership Interests, in each case, pursuant to, and in accordance with, the terms and conditions of this Agreement. The Managers shall, upon each amendment to Exhibit A, provide each Member with a copy of such amended Exhibit A.

3.2 Capital Contributions.

(a) Following the date of the Original Operating Agreement, MIAX made an initial Capital Contribution to the Company. Except for amounts specifically contemplated by an approved Operating Plan or as otherwise agreed to by the Members, no Member shall be required to make any additional Capital Contributions to the Company.

(b) Except for amounts specifically contemplated by an approved Operating Plan or as otherwise agreed to by the Members, any additional Capital Contributions required to satisfy fees, costs and expenses of the Company related to its operations, and any and all Emergency Expenditures, shall be funded exclusively by MIAX.

3.3 Failure to Make a Capital Contribution. In the event that a Member fails to make a Capital Contribution required under Sections 3.2 of this Agreement (the "Defaulting Member"), the other Member (the "Non-Defaulting Member") shall have the right to fund the amount in default as a member loan ("Member Loan") which Member Loan shall bear interest at a rate equal to the lesser of fifteen percent (15%) or the maximum legal rate. In accordance with Section 5.1(d) below, any such Member Loan and all interest thereon shall be repaid prior to any distributions to the Members pursuant to Section 5.1. All payments on account of such Member

Loan shall be applied first to interest and then to principal. If two Members have made Member Loans pursuant to this Section 3.3, the Company shall make payments on account of such Member Loans to each of them simultaneously in proportion to the amounts of interest and principal owed to each Member with respect to their respective Member Loans. To the maximum extent permitted by applicable law, interest on such loans shall compound monthly.

3.4 Company Financings. Subject to the approval of the Members in accordance with Section 4.3, the Company may incur indebtedness in the form of a loan and/or line of credit from a national, regional or local financing institution on market-rate terms (each, a "Company Financing"). At any time, and with the approval of the Members, the Managers may elect to pay-off, refinance or seek alternative indebtedness to a Company Financing or any replacement therefor on terms and conditions reasonably satisfactory to the Managers.

3.5 Required Guarantees. If in connection with any Company Financing, which the Members have approved, any lender requires one or more guarantees (each, a "Guaranty"), and in connection therewith provide any collateral or credit support therefor (e.g., letter of credit, cash deposits, etc.) to support any such guarantees to facilitate the closing and funding of any such authorized Company Financing, the one or more of the Managers shall, or shall cause a Person affiliated with such Manager and acceptable to the lender to, provide such Guaranty or credit support to lender (each, a "Guarantor"). Any Guarantor shall be indemnified by the Company to the same extent as if such Manager were entitled to be indemnified hereunder and pursuant to each of the terms and conditions of Section 4.8. In no event shall any Member be required to provide a Guaranty or any collateral in connection therewith at any time or be liable in any way to any other Member for providing such Guaranty. Any collateral provided in connection with any guaranty shall not be treated as a Capital Contribution by a Member in any respect. Any cost to provide any collateral or credit support for a Guaranty shall be a Company expense.

3.6 Return of Capital; No Interest on Capital. Except as expressly provided in this Agreement, no Member shall be entitled to the return of any or all of its Capital Contribution. Neither a Member's Capital Account nor its Capital Contribution shall earn interest.

3.7 No Third-Party Beneficiary. No creditor or other third party having dealings with the Company shall have the right to enforce the right or obligation of any Member to make Capital Contributions or to pursue any other right or remedy hereunder or at law or in equity, it being understood and agreed that the provisions of this Agreement shall be solely for the benefit of, and may be enforced solely by, the parties hereto and their respective successors and assigns. None of the rights or obligations of the Members herein set forth to make Capital Contributions to the Company shall be deemed an asset of the Company for any purpose by any creditor or other third party, nor may such rights or obligations be sold, Transferred or assigned by the Company or pledged or encumbered by the Company to secure any debt or other obligation of the Company or of any of the Members.

3.8 Capital Accounts. There shall be established for each Member on the books of the Company, as of the Agreement Date, a "Capital Account" which shall be established and maintained in accordance with the following:

(a) To each Member's Capital Account there shall be credited the amount of cash and the fair market value of any other property contributed to the Company by such Member pursuant to any provision of this Agreement, such Member's allocable share of Net Income, the amount of any Company liabilities that are assumed by such Member or that are secured by any Company property distributed to such Member, and any items in the nature of income or gain which are specially allocated to such Member pursuant to Sections 6.4 or 6.5.

(b) From each Member's Capital Account there shall be debited the amount of cash and the fair market value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Loss, the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company, and any items in the nature of expenses or losses which are specially allocated to such Member pursuant to Sections 6.4 or 6.5.

(c) The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with such Regulations.

ARTICLE 4
MANAGEMENT OF THE COMPANY

4.1 Management. The Company and its business shall be managed, controlled and operated exclusively by the Managers (the "Managers"), who each shall be a "manager" of the Company within the meaning of Section 18-101(10) of the Act and shall have all of the powers and authority in respect of the Company permitted to managers under the Act. Each of the Members acknowledges and agrees that each Manager shall have the authority, powers and responsibilities set forth herein. Except for (a) matters subject to approval pursuant to Section 8.3 and (b) as otherwise required by applicable law, the powers of the Company shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed under the direction of, the Managers, who shall take all actions for and on behalf of the Company. The Managers may, from time to time, designate one or more officers, with such titles as may be designated by the Managers, to act in the name of the Company with such authority as may be delegated to such officers by the Managers (each such designated person, an "Officer"). Any such Officer shall act pursuant to such delegated authority until such Officer is removed by the Managers. Any action taken by an Officer designated by the Member pursuant to authority delegated to such Officer shall constitute the act of and serve to bind the Company.

4.2 Managers. The Managers shall be the Persons designated to act as such hereunder from time to time. As of the Agreement Date, the Manager shall be M 9.

4.3 Joint Decisions. Notwithstanding any other Section of this Agreement, the Managers shall have no authority to perform any act in violation of applicable law and shall not enter into any agreement or contract or take any action that would directly or indirectly subject the Members to personal liability. Furthermore, the Managers shall not do, nor cause the Company to do, any of the following acts without in each and every instance the approval of the Members, except to the extent such acts are approved in an applicable Operating Plan (collectively, the "Joint Decisions"):

(a) Other than the License Agreement, enter into, amend or otherwise modify any license agreement with respect to any index;

(b) Enter into any platform services agreement;

(c) Enter into any management agreement or other services agreement with respect to any exchange-traded fund;

(d) Make any regulatory filings or any amendments or modifications thereto;

(e) Enter into any service agreement with respect to CFO, CCO, CRO or similar services except as contemplated by this Agreement;

(f) Acquire, sell, lease or dispose of any Company assets other than (i) acquisitions, sales, leases or dispositions in accordance with the approved Operating Plan, (ii) dispositions of obsolete, worn out, surplus or replaced personal property not used or useful in the development, operation or maintenance of the applicable Project, or (iii) as otherwise set forth in this Agreement;

(g) Enter into any Company Financing, including any associated Guaranty;

(h) Make distributions to the Members other than in accordance with Section 5.1;

(i) Amend or modify any Operating Plan;

(j) Except pursuant to Section 13.2, amend this Agreement;

(k) Except as specifically allowed herein or in the Operating Plan, pay any fee or any compensation to any Member or any Affiliate of any Member;

(l) Admit any member or partner (except in connection with a Permitted Transfer);

(m) Consent to the withdrawal of any member from the Company;

(n) File for bankruptcy, appoint a receiver or trustee or make a transfer for the benefit of creditors, or initiate any dissolution, liquidation or reorganization of the Company;

(o) Lend funds belonging to the Company to either Member or any third party, or extend to any Person credit on behalf of the Company;

(p) Require additional capital from the Members (except as otherwise herein provided) or raise additional capital from new members in the Company;

(q) Enter into any merger, reorganization or recapitalization of the Company, or any dissolution, liquidation or termination of the Company, except in accordance with the terms of this Agreement;

(r) Approve a new manager;

(s) Hire any employees, enter into or adopt any bonus, profit sharing, thrift, compensation, option, pension, retirement, savings, welfare, deferred compensation, employment, termination, severance or other employee benefit plan, agreement, trust, fund, policy or arrangement for the benefit or welfare of any directors, officers or employees of the Company or any Affiliate thereof;

(t) Dissolve or wind up the Company except in accordance with Article 10 hereof;

(u) Cause or permit the Company to engage in any business or activity that is not within the purpose of the Company, as set forth in this Agreement, or to change such purpose;

(v) Change the tax classification of the Company;

(w) Make, change or revoke any tax election for the Company (other than the tax elections set forth or otherwise described in this Agreement) or causing or permitting any Subsidiary Company to make, change or revoke any material tax election;

(x) Commingle funds of the Company with the funds of any other Person;

(y) Permit the Transfer of any Member's Membership Interest in the Company, except in accordance with Article 8 hereof; or

(z) Appoint a new Partnership Representative in accordance with Section 6.7(a) or take any action as the Partnership Representative pursuant to Section 6.7(b).

Should any Manager desire to take any of the above-described actions, such Manager shall notify the Members of such fact in writing (each such notice, a "Joint Decision Notice") in accordance with the notice provisions set forth herein. If a Member fails to respond either affirmatively or negatively in writing to the Manager within ten (10) business days of the date of a Joint Decision Notice, such Member shall be deemed to have given its approval to the action proposed by such Manager. Each Member acknowledges that it shall endeavor to respond to any Joint Decision Notice given by a Manager within five (5) business days.

4.4 Dispute or Disagreement; Buy/Sell.

(a) In the event of any dispute or disagreement between T3 and MIAX as to any matter which requires their approval under this Agreement, including any Joint Decision, either or both may set forth their respective positions and disagreements in writing and give notice of same to the other and the Members shall make a good faith effort to promptly resolve the dispute or disagreement. If despite such good faith efforts the dispute or disagreement is not resolved at the expiration of thirty (30) days from the time any such notice is issued, then either Member may employ the procedures set forth in Section 4.4(b).

(b) At any time that the circumstances set forth Section 4.4(a) shall have occurred, either Member (in any such case, the "Electing Member"), by irrevocable written notice (the "Election Notice") to the other Member (the "Non-Electing Member"), may declare that a "Buy/Sell Event" has occurred and initiate the provisions of this Section 4.4(b); provided, that no Member may issue an Election Notice when such Member is in default under this Agreement. For the avoidance of doubt, upon receipt of such Election Notice by the Non-Electing Member, such Non-Electing Member shall have no further right to issue an Election Notice to the Electing Member. The Election Notice shall include the Electing Member's good faith estimate of the fair market value of one hundred percent (100%) of all the assets of the Company (the "Bid Price") together with such financial information relating to all of the assets of the Company, including the Products, that is available to the Electing Member, so as to permit the Non- Electing Member to make a decision with respect to the Election Notice. Within forty- five (45) days following the receipt by the Non-Electing Member of the Election Notice, the Non-Electing Member shall notify the Electing Member (the "Purchase or Sale Notice") either that (i) the Non-Electing Member has elected to purchase the Electing Member's Membership Interest for the Purchase Price, determined as provided below, or (ii) the Non-Electing Member has elected to sell its Membership Interest to the Electing Member for the Purchase Price, determined as provided below. The "Purchase Price" in each case shall be the amount the selling Member would receive as a distribution from the Company if all of the assets of the Company were sold for the Bid Price, the amount of all debts and liabilities (including all transaction costs, transfer taxes, prepayment penalties if applicable, and contingent liabilities) were subtracted, the Company were dissolved and all of its assets distributed in accordance with Section 10.3. Failure by the Non-Electing Member to give a Purchase or Sale Notice within the sixty (60) day election period shall be deemed an absolute, irrevocable and binding election to sell at the Purchase Price. The buy/sell closing shall be held on a date not more than sixty (60) days after the date of the Purchase or Sale Notice (or lapse of the forty-five (45) day period referred to in this Section 4.4(b)). Any Member shall have the right to extend the closing for an additional fifteen (15) days upon written notice to the other Member. At the closing, in return for the Purchase Price, the selling Member shall execute, acknowledge and deliver such documents as the purchasing Member may reasonably require to vest in the purchasing Member (or its designee) the selling Member's then existing Membership Interests, free and clear of all liens, encumbrances, claims of others, and charges of others, and charges of any kind, and the purchasing Member shall tender the Purchase Price in cash or by immediately available funds to the selling Member. There shall be an adjustment in the Purchase Price for any Member Loans owed by or to the Members, it being the intent that such Member Loans will be fully paid and satisfied in connection with the sale and purchase of Membership Interests hereunder.

4.5 Insurance. The Managers shall maintain and be named as an insured on primary general liability insurance, without exclusion for "insured versus insured" claims, crime or other comparable insurance or bond (including coverage's for employee dishonesty and property of others with a joint loss payable provision), in an amount reasonably approved by the Managers, for all employees, officers, directors or other agents of the Managers or any of their Affiliates that handle funds of the Company or otherwise hold a position of trust with the Company. The cost of any bond or insurance under this paragraph shall be borne by the Company.

4.6 Affiliate Agreements.

(a) Neither the Managers nor any of their Affiliates shall receive any salary or other direct or indirect compensation for any services or goods provided in connection with the Company without the consent of the Members. Any such salary or other compensation shall be comparable to what would be paid to an independent third party in an arms' length transaction, unless the consent of the Members is specifically obtained to the particular salary or compensation. Any Member may engage independently or with others in other business ventures of every nature and description, and neither the Company nor any other Member shall have any rights in and to such independent ventures or the income or profits derived therefrom.

(b) In accordance with subparagraph (a) above, the Members hereby approve the Company to engage any Member, or a designated Affiliate thereof, or any other third-party service provider, in each case subject to the consent of the Members, to provide fund administrative, accounting or CFO, CCO, or CRO services to the Company.

(c) Notwithstanding anything herein to the contrary, no Manager (nor their Affiliates) shall be reimbursed for overhead expenses incurred in connection with the Company including but not limited to rent, depreciation, utilities, capital equipment, or other administrative items (except for out of pocket administrative items directly related to the Company purposes, such as food / meal expenses for meetings, postage, etc.) In addition, the following expenses or costs incurred by or on behalf of a Manager shall be at the sole cost and expense of the Manager and shall not be reimbursed by the Company: (i) cost attributable to losses arising from Excluded Indemnification Matters on the part of such Manager or such Manager's Affiliates, associates or employees; and (ii) cost of insurance purchased by such Manager for its own account.

(d) The Members acknowledge that each is a party to the License Agreement which relates to the licensing and commercialization of certain financial products based on indexes owned by T3 and includes certain revenue-sharing provisions. The Members hereby agree that, notwithstanding anything to the contrary in the License Agreement, this Agreement sets forth the entire agreement between the Members with respect to the

Products and that T3 shall be permitted under this Agreement, and consistent with the License Agreement, to license any indexes that T3 has developed or will develop to other issuers. Except as provided in this Agreement, nothing in this Agreement shall supersede, or otherwise interfere with, the terms and conditions of the License Agreement.

4.7 Manager's Time and Effort; Conflicts. The Managers shall manage the affairs of the Company to the best of their ability, shall use their best efforts to carry out the purpose of the Company, and shall devote to the Company such time as may be necessary for the proper performance of their duties and the business of the Company. The Managers shall implement the Company purposes in connection with the Operating Plan. The Managers or any Affiliates of the Managers or any other Member (or Affiliate thereof) may engage in any business or activity, including those which may conflict or compete with the Company, and any such Member shall not be required to offer any opportunity in any business or activity to such Persons or otherwise provide compensation to such Persons therefor.

4.8 Indemnification of the Managers.

(a) No Manager nor any Affiliate thereof shall have liability to the Company or to any Member for any loss suffered by the Company which arises out of any action or inaction of such Manager or Affiliate thereof if (i) such Manager or Affiliate thereof in good faith determined that such course of conduct was in the best interest of the Company, and (ii) such course of conduct did not constitute an Excluded Indemnification Matter on the part of such Manager or Affiliate thereof.

(b) The Managers and any of their respective Affiliates, shall be indemnified and held harmless by the Company against its losses, judgments, liabilities, expenses and amounts paid in settlement of any claims brought by any third party against the Managers and any of their respective Affiliates in connection with the Company, provided that all of the following conditions are met: (i) it is determined, in good faith, that the course of conduct which caused the loss, judgment, liability, expense or amount paid in settlement was in the best interest of the Company; (ii) such loss, judgment, liability, expense or amount paid in settlement was not the result of an Excluded Indemnification Matter on the part of such Manager; and (iii) such indemnification or agreement to hold harmless is recoverable only out of the assets of the Company, and not from any Member.

(c) The Company shall not incur the cost of the portion of any insurance, other than public liability insurance, which insures any party against any liability as to which such party is herein prohibited from being indemnified.

(d) No Manager will be indemnified for any of the following; (i) violations of law, (ii) actions outside its scope of authority granted under this Agreement, (iii) any actions or omissions that result in a violation of this Agreement; (iv) misrepresentation of a material fact; (v) or any act constituting an Excluded Indemnification Matter.

(e) Notwithstanding anything else set forth herein, this indemnification in this Section 4.8 shall survive the termination of this Agreement.

4.9 Indemnification of the Company.

(a) Each Manager will indemnify and hold the Company harmless from and against any and all losses, damages and liabilities (including reasonable attorney's fees) which the Company may incur by reason of the past, present or future actions or omissions of such Manager or any of its Affiliates which constitutes or is the result of, an Excluded Indemnification Matter provided that the loss, damage, liability, expense or the amount of the indemnification paid was not the result of an Excluded Indemnification Matter on the part of the Investor Member and such indemnification or agreement to hold harmless is recoverable only out of the assets of the Company and not from such Manager.

(b) Notwithstanding anything else set forth herein, this indemnification in this Section 4.9 shall survive the Withdrawal of any Member, the Transfer of any Member's Membership Interest and/or the termination of this Agreement.

4.10 Company Subsidiaries. All references in this Article 4 (and otherwise contained in this Agreement) to the authority granted Managers with respect the Company shall also be deemed to include Managers' authority with respect to any wholly- or partially-owned subsidiary of the Company.

4.11 Waiver of Fiduciary Duty. The duties of Members to each other shall be solely as expressly set forth in this Agreement. Except as expressly set forth in this Agreement, the Managers shall have no liability for the breach of any implied duties that otherwise may arise by application of law, course of dealings or otherwise, including (without limitation) any fiduciary duties, which duties and liabilities are hereby waived and eliminated to the fullest extent permitted by law, provided, however that nothing in the Agreement shall limit or waive any liability that either Member may have for any act or omission that constitutes a violation of the implied contractual covenant of good faith and fair dealing under the Act.

ARTICLE 5
DISTRIBUTIONS

5.1 Distributions to the Members.

(a) Distributions of Company assets shall only be made in accordance with this Article 5 and Article 10.

(b) The Company's Net Cash Flow will be determined on a monthly basis by the Managers. Net Cash Flow shall be distributed within fifteen (15) days after the end of each month of the Fiscal Year.

(c) Pursuant to the terms of Section 3.3, prior to making any distribution under Section 5.1, the Company shall distribute out of Net Cash Flow to each Non-Defaulting Member, an amount equal to the then outstanding Member Loans funded by such Non-Defaulting Member.

5.2 Limitations on Distributions. Notwithstanding any provision to the contrary contained in this Agreement, the Company shall not make a distribution to any Member if such distribution would violate the Act or any restriction or limitation on such distribution expressly set forth elsewhere in this Agreement.

ARTICLE 6
ALLOCATIONS

6.1 General. The Net Income, Net Losses, and individual items of income, gain, loss, deduction, and tax credits for each relevant period will be allocated to the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is as nearly as possible, equal (proportionately) to (a) the distributions that would be made to such Member pursuant to Section 5.1 if the Company were dissolved, its affairs were wound up, its assets were sold for cash equal to their value, its liabilities were satisfied, and the net remaining assets were distributed pursuant to Section 5.1, minus (b) the sum of such Member's share of partnership minimum gain, such Member's share of partner nonrecourse debt minimum gain and such Member's deemed obligation, if any, to restore any deficit balance in its capital account (as determined according to Treasury Regulations Sections 1.701-2(i)(5), 1.704-2(g), and 1.704-2(b)(2)(ii)(c), respectively). For purposes of making allocations pursuant to this paragraph prior to the dissolution of the Company, all assets held by the Company shall be deemed to have a value equal to their Gross Asset Value (and payments to any holder of nonrecourse debt are limited to the Gross Asset Value of the assets securing repayment of such debt).

6.2 Special Allocations. Notwithstanding anything to the contrary in Section 6.1, the following special allocations will apply:

(a) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any relevant period, each Member shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.2(a) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), notwithstanding any other provision of this Section 6.2(b), if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any relevant period, each Member who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section

1.704¬2(i)(5), shall be specially allocated items of Company income and gain for such period (and, if necessary, subsequent periods) in an amount that equals such Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain that is attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulations Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant to the sentence. The items to be allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.2(b) is intended to comply with the minimum gain chargeback requirement in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c) Qualified Income Offset. If any Member unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulations Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5), or 1.704-1(b)(2)(ii)(d)(6), items of Company income and gain shall be specially allocated to such Member in an amount and manner sufficient to eliminate a deficit in the Member's capital account created by such adjustments, allocations, or distributions as quickly as possible. This Section 6.2(c) is intended to constitute a "qualified income offset" within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(3).

(d) Gross Income Allocation. In the event any Member has a deficit balance in such Member's Capital Account (as determined after all other allocations provided for in this Article VI (other than Section 6.2(c)) have been tentatively made and after crediting such Capital Account for any amounts that such Member is obligated to restore or is deemed obligated to restore pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5), items of Company gross income and gross gain shall be specially allocated to such Member in an amount and manner to eliminate such deficit (as so determined) as quickly as possible.

(e) Nonrecourse Deductions. In accordance with Treasury Regulations Section 1.704-2, any Nonrecourse Deductions for any relevant period shall be specially allocated among the Members in accordance with the Members' respective Allocation Percentages.

(f) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any relevant period shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulations Section 1.704-2(i)(1).

(g) Recapture Income. Any recapture income resulting from the sale or other taxable disposition of any Company asset shall be allocated, to the extent possible, among the Members in the same proportion that the deductions that directly or indirectly resulted in such recapture income were allocated and in a manner that is consistent with Treasury Regulations Sections 1.1245-1(e) and 1.1250-1(f).

(h) Limitation on Member's Loss Allocations. Company losses shall not be allocated to a Member if the allocation of losses would cause the Member to have a negative balance in the Member's Capital Account in excess of the sum of (i) the amount, if any, that the Member is obligated to restore to the Company under this Agreement and (ii) the amount that the Member is deemed to be obligated to restore to the Company pursuant to the penultimate sentences of Treasury Regulations Sections 1.704-2(g)(1) and 1.704-2(i)(5). Company losses that cannot be allocated to a Member shall be allocated to the other Members; provided, however, that, if no Member may be allocated Company losses due to the limitations of this Section 6.2(h), Company losses will be allocated to all Members in accordance with this Agreement (without regard to this Section 6.2(h)).

(i) Code Section 754 Adjustments. Pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to the extent an adjustment to the adjusted tax basis of any Company asset under Code Section 734(b) or 743(b) is required to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis), and such gain or loss shall be specially allocated to the Members in a manner that is consistent with the manner in which their Capital Accounts are required to be adjusted pursuant to such Treasury Regulations.

(j) Curative Allocations. The allocations set forth in Sections 6.2(a) – (i) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.2(j). Therefore, notwithstanding any other provision of this Article VI (other than the Regulatory Allocations), the Managers shall make such offsetting special allocations of Company income, gain, loss, or deduction in whatever manner they determines appropriate so that, after such offsetting allocations are made, each Member's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 4.1. In exercising their discretion under this Section 6.2(j), the Managers shall take into account future Regulatory Allocations under Sections 6.2(a) and 6.2(b) that, although not yet made, are likely to offset other Regulatory Allocations previously made under Sections 6.2(e) and 6.2(f).

6.3 Tax Allocations.

(a) General. Except as otherwise provided in Section 6.3(b), as of the end of each relevant period, items of Company income, gain, loss, deduction, and expense shall be allocated for federal, state, and local income tax purposes among the Members in the same manner as the income, gain, loss, deduction, and expense of which such items are components were allocated to Capital Accounts pursuant to this Article VI.

(b) Code Section 704(c) Allocations. In accordance with Code Sections 704(b) and 704(c) and the Treasury Regulations promulgated thereunder, Company income, gains, deductions, and losses with respect to any property contributed to the capital of the Company shall be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its fair market value at that time (to be computed in accordance with the Treasury Regulations). If Company property is revalued in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv) at any time, subsequent allocations of Company income, gains, deductions, and losses with respect to such property shall take into consideration any variation between such property's revaluation and its adjusted basis for federal income tax purposes in the same manner as the variation is taken into consideration under Code Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Managers in a manner that reasonably reflects the purpose and intention of this Agreement.

6.4 Books of Account. The Company shall keep complete and accurate records and accounts necessary or convenient to record the Company's business and affairs and sufficient to record the determination and allocation of all items of income, gain, loss, deduction and credit, distributions and other amounts as may be provided for herein, including records and accounts of all Company revenues and expenditures and of the acquisition, ownership and disposition of all assets of the Company.

6.5 Fiscal Year. The fiscal year of the Company shall end on the 31st day of December of each year (the "Fiscal Year").

6.6 Tax Returns and Information.

(a) Tax Returns. The Company shall cause income and other required federal, state and local tax returns for the Company to be prepared. The Company shall make such other elections as it shall deem to be in the best interests of the Company and the Members. The cost of preparation of such returns by outside preparers, if any, shall be borne by the Company. In the event of a transfer of an interest in the Company permitted under this Agreement, the Company shall, at the request of the transferring Member, file an election under Code Section 754 to adjust the basis of the assets of the Company in accordance with the provisions of Code Section 743. Any costs associated with such election (such as accounting fees) shall be borne by the transferring Member.

(b) Schedule K-1. The Company shall furnish to each Member (i) as soon as reasonably possible after the close of each Fiscal Year (but in no event in excess of 90 days), such information concerning the Company as is reasonably required for the preparation of such Member's income tax returns (provided, however, that if the Company is unable to deliver a Schedule K-1 by April 1 following the close of the Fiscal Year, the Company shall use its best efforts to provide a requesting Member with a good faith estimate of such information) and (ii) as soon as reasonably possible after the close of each of the Company's first three fiscal quarters of each Fiscal Year such information concerning the Company as is reasonably required to enable the Member to pay estimated taxes.

6.7 Partnership Representative.

(a) Designation as Partnership Representative. With respect to any taxable year of the Company, MIAX or another Person designated by the Managers (which shall be a Joint Decision), shall be the "partnership representative" as such term is defined in Code Section 6223(a) (the "Partnership Representative"). The Managers (or, to the extent permitted by law, the Partnership Representative) shall from time to time appoint an individual that it determines appropriate to be the "designated individual" within the meaning of Code Section 6223 and the Treasury Regulations issued thereunder.

(b) Powers and Responsibilities. Subject to Section 4.3(z):

(i) The Partnership Representative shall determine all tax-related matters of the Company, and shall be authorized to take any actions necessary or helpful with respect to responding to any audit, administrative request, examination or investigation of any return (including with respect to any judicial or administrative tax proceeding involving the Company, the determination of the allocation of any resulting taxes, penalties and interest among the Members, and the determination of whether to elect the application of the provisions of any provision of law, regulation or practice governing any tax controversy or proceeding).

(ii) Without limiting the authority of the Partnership Representative under this Section 6.7, the Partnership Representative, shall be authorized to, and may (in any combination it so chooses) elect to or elect not to, (i) cause the Company to elect under Code Section 6221(b) to make Subchapter C of Chapter 63 of the Code inapplicable to the Company and take all actions, including disclosures and notifications, necessary to effectuate such election, (ii) cause the Company to elect under Code Section 6226(a) and take all actions such that, to the extent the Partnership Representative considers practicable, all tax adjustments are taken into account by current or former Members as provided in Code Section 6226(b), (iii) in the event that the Company is assessed an imputed underpayment, utilize the procedures established under Code Section 6225(c) to reduce such imputed underpayment to the extent the Partnership Representative considers practicable, (iv) cause the Company to file a request for an administrative adjustment under Code Section 6227, and (v) take any similar applicable action to those described in (i)-(iv) with respect to any "push out" statement furnished to the Company by a lower-tier partnership in accordance with Proposed Treasury Regulation Section 301.6226-3(e).

(c) Limitation of Liability; Indemnity.

(i) Each Member agrees to hold the Partnership Representative harmless from (and to indemnify such persons for any interest, penalties, tax liabilities or other damages, whether direct, indirect or consequential, from) any decision made by the Partnership Representative in connection with the exercise of its powers, whether or not described explicitly herein, including any tax election, filing position, or administrative or judicial proceeding (including without limitation any administrative adjustment request) involving any U.S. federal, state, local or non-U.S. tax. This shall include any amount by which any Member's Capital Account is adjusted, as well as any amount expended by the Company in the discretion of any of the foregoing parties in connection with representing the Company in the manner described herein.

(ii) In the event that a tax liability or other tax-related amount is asserted against the Partnership Representative it shall have the right to be reimbursed by the Members (including any former Member or its successor, as applicable) to whom, in the opinion of the Managers, such amount is economically attributable.

(iii) The exculpation and indemnity described by this Section 6.7(c) shall survive a Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(d) Document Requests. Each former and current Member agrees to execute, acknowledge, deliver, file or record at the appropriate public offices such documents as may be requested by the Company or Partnership Representative that are necessary or (in the sole opinion of the applicable Partnership Representative) helpful to the appointment of the Partnership Representative and/or the execution of any of its powers or duties, whether or not described herein, including Section 6.7(b) above.

(e) Consistency of Tax Returns.

(i) Except as otherwise required by law, each current and former Member agrees to not treat any Company tax item on such Member's U.S. federal, state or local income tax return in a manner that is inconsistent with the presentation of such item on the Company's own return, including, without limitation, the Schedule K-1 provided by the Company to such Member or any "push-out" statement furnished by the Company to such Member in accordance with Proposed Treasury Regulation Section 301.6226-3(e), without the prior written consent of the Partnership Representative, which the Partnership Representative may withhold in its discretion.

(ii) Each Member agrees that it will not file any claim or petition with any administrative authority or in court with respect to any tax matter of the Company without the prior, written consent of the Partnership Representative.

(iii) Each current or former Member who is both permitted to and elects to participate in any tax proceeding shall be responsible for any expenses incurred by such Member in connection with such participation. The cost of any resulting audits or adjustments of a Member's U.S. federal, state or local income tax return shall be borne solely by such Member.

(iv) A Member's obligations under this Section 6.7(e) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

(f) Expenses, Claim Resolutions and Adjustments.

(i) The Company shall bear the cost of any professional fees for such accountants, attorneys and agents as the Partnership Representative determines are necessary or useful to the conduct of its tax-related duties.

(ii) In the event that the Company is responsible for the payment or deposit of any imputed underpayment in respect of an administrative adjustment pursuant to Code Section 6225(a) or any similar tax-related amount (including but not limited to amounts due with respect to any administrative adjustment request or any "push-out" statement furnished to the Company by a lower-tier partnership in accordance with Proposed Treasury Regulation Section 301.6226-3(e), as well as any interest or penalties), the Managers shall be authorized in their sole discretion to make such adjustments to allocations and/or distributions to the Members (including by treating the relevant payment as a distribution to a Member and/or a withdrawal in whole or in part by one or more Members) so that, to the extent possible and commercially reasonable, the amount of such payment or deposit is equitably borne by the Members (and, to the extent practicable, former Members or their successors) on such basis as the Managers may in their discretion determine.

(iii) A Member's obligations under this Section 6.7(f) shall survive such Member's ceasing to be a Member in the Company and the termination, dissolution, liquidation and winding up of the Company.

ARTICLE 7
ACCOUNTING AND RECORDS

7.1 Reports; Operating Plans.

(a) The Managers will prepare and deliver to each Member, at least three Business Days prior to each distribution made under ARTICLE V, a written report calculating the distributions of Net Cash Flow for the relevant distribution date.

(b) The Managers will jointly prepare or cause to be prepared, and will submit to each Member for the approval of the Members, a combined annual operating plan and consolidated budget for the Company, no later than 45 calendar days prior to the start of each Fiscal Year (the "Operating Plan") commencing with Fiscal Year 2021. Within 20 calendar days of the submission of the proposed Operating Plan, each Member that wishes to do so will provide written comments to the Managers and request any additions or modifications to the Operating Plan. The Managers will in good faith consider all such additions and/or modifications and attempt to revise the proposed Operating Plan to accept and harmonize, to the maximum practicable extent, the comments and requests of the Members and will no fewer than 15 calendar days prior to the start of the Fiscal Year submit to the vote of the Members such revised Operating Plan. Such revised Operating Plan, so approved by the Members, will be the "Approved Operating Plan" for the applicable Fiscal Year. If the Members do not approve a proposed Operating Plan before the beginning of any Fiscal Year, then the Operating Plan for the preceding Fiscal Year, increased by the percentage increase in the Consumer Price Index over the prior year, will remain in effect as the Approved Operating Plan for the new Fiscal Year until such time as a new Operating Plan is approved by the Members. The Managers shall operate the Company in accordance with the Approved Operating Plan for such Fiscal Year; provided, however, the Managers may incur aggregate expenses in a Fiscal Year which do not exceed 105% of the aggregate expenses set forth in such Approved Operating Plan without the consent of the Members. The Managers shall promptly notify the Members of any actual or expected material deviation from the Approved Operating Plan and may from time to time submit to the Members for their review and approval requested amendments to the current Approved Operating Plan to reflect such deviations. Nothing in this Section 7.1(b), however, limits the right of the Managers to make any Emergency Expenditure they determine is necessary as a result of an Emergency; provided, that the Managers shall give the Members reasonably prompt notice of such Emergency and such Emergency Expenditures.

(c) The Managers will submit promptly to each Member notice of any action that would constitute a Joint Decision.

7.2 Company Books and Records.

(a) The Managers will, on behalf of the Company, maintain full and accurate books of account, financial records and supporting documents, which will in all material respects reflect, completely, accurately and in reasonable detail each transaction of the Company, and such other matters as are customarily entered into the records or maintained by Persons engaged in a business of like character or as are required by applicable law. The books of account, financial records, and supporting documents and the other documents and writings of the Company will be kept and maintained by the Managers at the principal office of the Company. The financial records and reports of the Company will be kept in accordance with GAAP and kept on an accrual basis.

(b) Upon at least five (5) Business Days prior notice to the Managers, all books and records of the Company will be open to inspection and copying by any of the Members or their representatives during business hours and at such Member's expense, for any purpose reasonably related to such Member's interest in the Company; provided, that any such inspection or copying is conducted in a manner which does not unreasonably interfere with the Company's business.

7.3 Financial Statements.

(a) Within 60 calendar days after the end of each quarter beginning with the quarter ending March 31, 2021 (excluding the quarter ending on the last day of each Fiscal

Year), the Managers shall furnish to each Member unaudited consolidated financial statements with respect to such quarter for the Company consisting of (A) a consolidated balance sheet showing the Company's financial position as of the end of such quarter, and (B) consolidated profit and loss statements for the Company for such quarter.

(b) As soon as practical after the end of each Fiscal Year, beginning with the Fiscal Year ending September 30, 2021, but in any event within 120 calendar days after the end of each Fiscal Year, the Managers shall furnish to each Member consolidated financial statements with respect to such Fiscal Year for the Company that are audited and certified by an accounting firm selected by the Managers, consisting of (A) a consolidated balance sheet showing the Company's financial position as of the end of such Fiscal Year, (B) consolidated profit and loss statements for the Company for such Fiscal Year, (C) a consolidated statement of cash flows for the Company for such Fiscal Year and (D) related footnotes.

(c) Within 120 days after the end of each Fiscal Year, the Managers shall furnish to each Member such Member's Schedule K-1.

7.4 Company Tax Elections; Tax Controversies. It is the intent of the Company and the Members that the Company be treated as a partnership for state, federal and local income tax purposes. The Managers agree that they (a) will not cause or permit the Company to elect, without the approval of the Members, (1) to be excluded from the provisions of Subchapter K of the Code, or (2) to be treated as an association taxable as a corporation for federal, state or local income or other tax purposes; and (b) will cause the Company to make any election reasonably determined to be necessary or appropriate in order to ensure the treatment of the Company as a partnership for federal income tax purposes.

ARTICLE 8
TRANSFERS AND ENCUMBRANCES OF COMPANY INTERESTS

8.1 Transfers.

(a) Except as may be expressly provided in this Article 8 or with the consent of all other Members, no Member may Transfer all or any portion of its Membership Interest (or any right to receive distributions). Any purported Transfer of any Membership Interest (except as expressly permitted or consented to by all other Members as aforesaid) shall be null and void. Any Transfer of direct or indirect ownership interests in a Member shall be treated as a Transfer pursuant to this Agreement and shall be prohibited except as otherwise set forth in Section 8.1(b).

(b) Notwithstanding the restrictions on Transfers under Section 8.1(a), any Member may Transfer all or any part of its Membership Interest to any Affiliate of the transferor Member or to any other Member.

(c) In connection with any Transfer hereunder, the Transfer will only be permitted if, prior to completion of such Transfer, the following shall be provided to the

Company and the Members (a) a written agreement of the transferee, in form and substance satisfactory to the Members, to be bound by this Agreement, which shall include an agreement by the transferee to execute any and all other documents that the Company and the Members may deem necessary or appropriate to effect and evidence such Transfer and the agreements indicated above; (b) if requested by the Company or a Manager, an opinion of counsel, satisfactory in form and substance to the Company and the Members, that such Transfer will not terminate the Company or impair its tax status, and that the Transfer constitutes an exempt transaction and does not require registration under applicable federal or state securities laws; (c) compliance with any lender restrictions, if any, (d) the assignee shall have paid to the Company the amount determined by the Managers to be equal to the costs and expenses incurred by the Company in connection with such Transfer; (e) the assignee shall acknowledge that the Membership Interest has not been registered under the Securities Act of 1933, as may be amended, from time to time, or any applicable state securities laws, in reliance upon exemptions therefrom, and shall covenant, represent, and warrant that the assignee is acquiring the Membership Interest for investment only and not with a view to the resale or distribution thereof; and (f) the assignee shall furnish the Managers with such other similar information or documentation as the Managers may reasonably request.

Upon any permitted Transfer of a Membership Interest pursuant to this Section 8.1, the transferor and transferee shall file with the Company an executed or authenticated copy of the written instrument of assignment. Any transferee under this Section 8.1 shall, as a condition to the effectiveness of the assignment to it of the economic benefits of Membership Interest, acknowledge in writing that the rights to the Membership Interest acquired by it are subject to the restrictions on Transfers set forth in this Article 8.

8.2 Substitution of Permitted Transferee for Member.

(a) A transferee of a Membership Interest pursuant to Sections 8.1 shall have the right to become a substituted Member with respect to the Transferred Membership Interest if, and only if, the Members receive written instruments (including, without limitation, such Person's consent to be bound by this Agreement as a substituted Member and by any guarantees to which the transferring Member is a party relating to indebtedness of the Company) that are in a form reasonably satisfactory to the Members. In addition, the transferee Member agrees, at the option of the non-transferring Member, to pay any filing fees, reasonable counsel fees, and other reasonable expenses in connection with such transfer.

(b) Unless substituted for a Member under this Section 8.2, a transferee or assignee shall have only the rights to receive the distributions of Net Cash Flow and allocations of Net Income and Net Losses (and items thereof) that the transferor or assignor Member would have received but shall not have any other rights in or to the Company, including (without limitation) rights to vote on actions requiring the consent or approval of the Members, or to inspect the books and records of the Company. All such rights shall remain with the transferor Member.

8.3 Prohibited Assignment.

(a) Unless in each of the following instances the non-transferring Member shall give its express written consent, no Membership Interest may be Transferred to:

(i) a minor or incompetent (other than to a guardian, custodian or conservator appointed to handle the affairs of such person);

(ii) any Person not permitted to be a transferee under law;

(iii) any non-citizen of the United States, unless such person or entity is a United States resident subject to federal income taxes; or

(iv) any citizen not a resident in the United States.

ARTICLE 9
ADDITIONAL MEMBERS

9.1 Admissions and Resignations. No Person shall be admitted to the Company as an additional Member except in accordance with Section 8.2. Neither the admission of a Member nor the resignation of a Member, whether in accordance with this Agreement or not, shall cause the dissolution of the Company. Any purported admission, resignation or removal which is not in accordance with this Agreement shall be null and void. Notwithstanding the foregoing, a Member that Transfers all of its Membership Interest in a manner permitted by Article 8 shall automatically cease to be a Member of the Company.

ARTICLE 10
DISSOLUTION AND WINDING UP

10.1 Dissolution and Distributions of Property. Except for dissolution expressly permitted by this Agreement, no Member shall have the right to, and each Member hereby agrees that it shall not (and hereby irrevocably waives any right to), seek to dissolve or cause the dissolution of the Company or to seek to cause a partial or whole distribution or sale of any of the Company's assets, whether by court action or otherwise, it being agreed that any actual or attempted dissolution, distribution or sale would cause a substantial hardship to the Company and the remaining Member(s).

10.2 Dissolution Events. The Company shall be dissolved upon the earlier to occur of one of the following events:

(a) upon the sale, transfer or disposition of all of the Company property and all interests of the Company therein;

(b) upon the mutual consent of the Members; or

(c) the happening of any other event causing its dissolution under the Act.

Notwithstanding anything contained herein to the contrary, to the extent permitted by applicable law, an Event of Bankruptcy respecting the Company shall not cause dissolution of the Company.

10.3 Liquidation and Final Distribution Proceeds.

(a) Upon the dissolution of the Company pursuant to Section 10.2, the Company shall thereafter engage in no further business other than that which is necessary to wind up the business, and the Managers, in accordance with its authority hereunder, shall liquidate the Company assets and distribute the cash proceeds therefrom. The cash proceeds from the liquidation of Company assets shall be applied or distributed by the Company in the following order:

(i) First, to the creditors of the Company (including, without limitation, Members who are creditors) in satisfaction of liabilities of the Company other than liabilities for distributions to Members; and as reasonable reserves therefor.

(ii) Second, any balance to the Members in accordance with Section 5.1, such distribution to be made by the end of the taxable year in which such liquidation occurs (or, if later, within ninety (90) days after the date of the receipt by the Company of the proceeds of liquidation).

(b) The Managers may apply or distribute non-cash assets of the Company upon final liquidation (in accordance with the foregoing provisions of Section 10.3(a)) and such non-cash assets shall be valued at their fair market value, as reasonably determined by the Managers net of any liabilities secured by such property that the distributee is considered to assume, or take subject to.

10.4 No Capital Contribution Upon Dissolution. Each Member shall look solely to the assets of the Company for all distributions with respect to the Company, its Capital Contributions thereto, its Capital Account and its share of Net Income or Net Losses, and shall have no recourse therefor (upon dissolution or otherwise) against the Managers or any other Member thereof. If, upon liquidation of the Company or upon liquidation of a Member's interest in the Company, a Member has a deficit balance in its Capital Account (after giving effect to all contributions, distributions and allocations for all taxable years, including the year during which the liquidation occurs), such Member shall not be obligated to make any capital contribution with respect to such deficit.

ARTICLE 11
REPRESENTATIONS AND WARRANTIES OF THE MEMBERS

11.1 Representations of the Members. Each Member represents, warrants and covenants to the other Members as of the Agreement Date the following:

(a) The Member is an entity duly organized, validly existing and in good standing under the laws of the state of its formation, and each jurisdiction where it is required to qualify to do business, and has complied with all filing requirements necessary for its existence and to preserve the limited liability of the Members.

(b) No event or proceeding has occurred or is pending or, to its knowledge, threatened, which would materially adversely affect the ability of the Member to perform its obligations under this Agreement or any other agreement specifically contemplated under Section 4.6. This Section 11.1(b) shall be deemed to include, without limitation, the following: (i) legal actions or proceedings before any court, commission, administrative body or other governmental authority having jurisdiction over the Product; and (ii) acts of any governmental authority.

(c) (i) There is no action, suit, proceeding or investigation pending or, to the knowledge of the Member, threatened against the Company or the Member, and (ii) to its knowledge, neither the Company nor the Member is a party or subject to the provisions of any order, writ, injunction, judgment or decree of any court or government agency or instrumentality that would have a Material Adverse Effect.

(d) Neither the execution and delivery by the Member of this Agreement nor the performance of any of the actions of the Member contemplated hereby has constituted or will constitute a violation of (a) the certificate of formation or incorporation, by-laws, operating agreement or other organizational documents of the Member, (b) any agreement by which the Member is bound or to which any of its property or assets is subject, or (c) any law, administrative regulation or court decree.

(e) Neither the Member nor, to the Member's knowledge, any of its stockholders, managers, beneficiaries, partners, or principals, is subject to Executive Order No. 13224 on Terrorist Financing, effective September 24, 2001 (the "Executive Order") or is listed on the United States Department of the Treasury Office of Foreign Assets Control list of "Specially Designated Nationals and Blocked Persons" as modified from time to time, and none of them is otherwise in violation of the provisions of the Executive Order or the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the "Patriot Act").

(f) No Event of Bankruptcy has occurred with respect to the Member or any Controlling Person.

ARTICLE 12
MISCELLANEOUS

12.1 Amendment by Members. Except as otherwise stated in this Section 12.1, the written approval of each Member shall be required to amend or waive any provision of this Agreement. Notwithstanding the foregoing, any provision of this Agreement may be amended or waived from time to time by the Managers, without the consent of the Members, only to the extent that such amendment or waiver is necessary or advisable in the reasonable opinion of the Managers: (i) to qualify or continue the qualification of the Company as a limited liability company in which the Members have limited liability under the laws of any state; (ii) to ensure that the

Company will be treated as a partnership for state, federal and local income tax purposes; (iii) to ensure that all allocations of Net Income and Net Losses are respected for state, federal and local income tax purposes; and (iv) to properly reflect the Members and their respective interests in the Company, as such Members may change due to admissions and resignations of Members, and the making of additional Capital Contributions, in each case in accordance with this Agreement. Except as otherwise provided herein, no amendment or waiver that would alter a Member's Capital Contribution, Capital Account or Percentage Interests in the Company (except to the extent that such are indirectly affected by any amendments or waivers, including, without limitation, those pertaining to the admissions or resignations of Members), a Member's right to distributions, a Member's approval rights, the liability of a Member to third parties, or the removal of any Member shall be permitted without the prior approval of the Member so affected.

12.2 No Assignments; Binding Effect. This Agreement shall not be assigned or otherwise Transferred (by operation of law or otherwise) by any Member (except as may be expressly permitted in this Agreement). This Agreement shall be binding upon and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives and assigns permitted in accordance with this Agreement and the Act.

12.3 Notices. Any notice, approval, consent or other communication required or permitted to any Member and/or the Company under this Agreement shall be in writing, directed to the address set forth in Exhibit A (subject to change on no less than ten (10) business days' prior notice from any Member to the other Members and/or the Company) and shall be deemed to have been duly given or made: (i) if delivered personally by courier or otherwise, then as of the date delivered or if delivery is refused, then as of the date presented, (ii) if sent or mailed by Federal Express, Express Mail or other overnight mail service, then as of the first business day after the date so mailed; (iii) if sent or mailed by certified U.S. Mail, return receipt requested, then as of the third business day after the date so mailed; or (iv) if given by e-mail or telecopy, when such e-mail or telecopy is transmitted during normal business hours and confirmation of transmission by the sender's computer or machine, provided that transmission occurs during normal business hours.

12.4 Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any Member in the exercise of any power, right or privilege hereunder shall impair such power, right or privilege or be construed to be a waiver of any default or acquiescence therein, nor shall any single or partial exercise of any such power, right or privilege preclude other or further exercise thereof or of any other power, right or privilege. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or legal or equitable remedies otherwise available.

12.5 Waivers. No waiver by any Member of any default with respect to any provision, condition or requirement hereof shall be deemed to be a waiver of any other provision, condition or requirement hereof; nor shall any delay or omission of any Member to exercise any right hereunder in any manner impair the exercise of any such right accruing to it hereafter.

12.6 Preservation of Intent. If any provision of this Agreement is determined by any court having jurisdiction to be illegal or in conflict with any laws of any state or jurisdiction, then the Members agree that such provision shall be modified to the extent legally possible so that the intent of this Agreement may be legally carried out. If any one or more of the provisions contained herein, or the application thereof in any circumstances, is held invalid, illegal or unenforceable in any respect or for any reason, then the validity, legality and enforceability of any such provision in every other respect and of the remaining provisions hereof shall not be in any way impaired or affected, it being intended that all of the Members' rights and privileges shall be enforceable to the fullest extent permitted by law.

12.7 Entire Agreement. This Agreement sets forth the entire and only agreement or understanding between the Members relating to the subject matter hereof and supersedes and cancels all previous agreements negotiations, commitments and representations in respect thereof among them.

12.8 Survival. Other than the obligations set forth in Sections 3.4, 4.8, 4.9, 6.7, 12.15 and Articles 7 and 10, upon termination of the Company by the filing of a Certificate of Cancellation with the Secretary of State of the State of Delaware and other contractual relationships between the Members, if any, shall be unwound in their entirety.

12.9 Certain Rules of Construction. All Article or Section titles or other captions in this Agreement are for convenience only, and they shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions hereof. Unless the context otherwise requires: (i) a term has the meaning assigned to it; (ii) an accounting term not otherwise defined has the meaning assigned to it in accordance with generally accepted accounting principles; (iii) "or" is not exclusive; (iv) words in the singular include the plural, and words in the plural include the singular; (v) provisions apply to successive events and transactions; (vi) "herein" "hereof" and other words of similar import refer to this Agreement as a whole and not to any particular Article , Section or other subdivision; (vii) all references to "clauses," "Sections" or "Articles" refer to clauses, Sections or Articles of this Agreement; and (viii) and any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms.

12.10 Counterparts. This Agreement may be executed in any number of counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, and all of which, taken together, shall be deemed to constitute one and the same instrument. Counterpart signature pages to this Agreement transmitted by facsimile transmission, by electronic mail in "portable document format" (".pdf") form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing an original signature.

12.11 Prevailing Party; Attorney's Fees. In the event of any judicial or other proceedings between or among the Members or any derivative action commenced by any Member as to the Company and/or this Agreement (and whether or not at any such time any such Person is a Member of the Company and whether or not the Company still then exists) or the interpretation of any provision of this Agreement or as to any of the relationships, rights, duties, obligations and other matters covered by this Agreement, the prevailing party in any such proceeding shall be entitled to full and complete recovery of all reasonable legal and other fees, costs and expenses incurred by such prevailing party in and as a result of any such proceedings, and in the case of a derivative suit in which the Company is not the prevailing party, then the Member instituting such suit shall be liable as the non-prevailing party.

12.12 Expenses. All fees and expenses, including without limitation attorneys' fees and expenses, incurred in connection with the initial organization of the Company, the negotiation and documentation related to this Agreement, the diligence conducted by the Members in connection with their decision to capitalize the Company, including their respective legal fees, shall be borne by the Company.

12.13 Governing Law; Consent to Jurisdiction; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the law of the State of Delaware, excluding any conflict of laws rule or principle that might refer the governance or construction of this Agreement to the law of another jurisdiction. The Members agree that any action or proceeding arising out of or relating to this Agreement may be brought in, and the Members hereby irrevocably submit with respect to any such action or proceeding to the nonexclusive jurisdiction of, any state or federal court in the State of Delaware. TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, EACH MEMBER HERETO IRREVOCABLY AND UNCONDITIONALLY WAIVES TRIAL BY JURY IN ANY ACTION, SUIT OR PROCEEDING RELATING TO A DISPUTE AND FOR ANY COUNTERCLAIM WITH RESPECT THERETO.

12.14 Press Releases. The Members shall consult with each other before issuing any press release or making any other public statement with respect to this Agreement or the transactions contemplated hereby and shall not issue any such press release or make any such other public statement without the consent of the other party, which shall not be unreasonably withheld, except as such release or statement may be required by applicable law, in which case the party required to make the release or statement shall consult with the other party about, and allow the other party reasonable time (to the extent permitted by the circumstances) to comment on, such release or statement in advance of such issuance, and the party will consider such comments in good faith.

12.15 Confidentiality. As used herein, "Confidential Information" means all confidential or proprietary information about the Company, its direct and indirect subsidiaries or any of their respective Affiliates and businesses, including, without limitation the identity of any direct or indirect member of the Company, and their related parent organization, financial statements, reports, and this Agreement, and any confidential or proprietary information about the Company, its subsidiaries or any of their respective businesses to which a Member is provided access. Each Member agrees to use such Confidential Information solely for purposes reasonably related to such Member's investment in the Company, and to maintain all Confidential Information in the strictest confidence and not to disclose Confidential Information to any Person other than (a) with respect to its investors, partners or lenders in the ordinary course of business, and (b) its fiduciaries, agents or advisors who are subject to obligations of confidentiality at least as restrictive with respect to disclosure and use as the provisions of this Section 12.15. Each Member also may disclose Confidential Information to the extent necessary in order to comply with any law, order, regulation, ruling or governmental request applicable to such Member. A Member's obligation hereunder shall not apply to any Confidential Information that becomes publicly available through no fault or act of the Member or the disclosure of which is required by a court or governmental authority or otherwise required by law.

12.16 Use of Name. Neither Member shall use the name, trade name or trademark of the other Member or any parent organization, subsidiary or affiliate in any business dealing without the other Member's prior written consent.

[Signature Page Follows]

IN WITNESS WHEREOF, the Member has caused this Agreement to be duly executed by its respective and duly authorized representative as of the date first above written.

MEMBER:

M 9 HOLDINGS, LLC

By: /s/ Thomas P. Gallagher
Name: Thomas P. Gallagher
Title: Chairman and CEO

EXHIBIT A

SCHEDULE OF MEMBERS AND PERCENTAGE INTERESTS

Effective from December 31, 2024:

Name of Member	Percentage Interests
M 9 Holdings, LLC c/o Miami International Holdings, Inc. 7 Roszel Road Suite 1A Princeton, NJ 08540 Attn: Joseph W. Ferraro III SVP, Deputy General Counsel	100%

Effective from February 5, 2021 to December 31, 2024:

Name of Member	Percentage Interests
T3i US Holdings, Inc. c/o T3i Pty LTD Suite 504, Level 5 165 Phillip Street Sydney, NSW, 2000 Australia Attn: Simon Ho, CEO	49%
MIAX Futures, LLC c/o Miami International Holdings, Inc. 7 Roszel Road Suite 1A Princeton, NJ 08540 Attn: Mark Wetjen – CEO	51%